The information in this prospectus supplement is not complete and may be changed. The registration statement relating to these securities has been filed with the Securities and Exchange Commission and has become effective. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion) Issued September 19, 2003

(To Prospectus dated May 31, 2001)

FILED PURSUANT TO

RULE 424 (B) (5)

REGISTRATION NO: 333-41480

8,650,000 Shares

COMMON STOCK

AirTran Holdings, Inc. is offering 8,650,000 shares of its common stock.

Our common stock is listed on the New York Stock Exchange under the trading symbol “AAI.” On September 18, 2003, the reported last sale price of our common stock on the New York Stock Exchange was $17.71 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page S-9 of this prospectus supplement.

PRICE $                     A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to AirTran
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 1,297,500 shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2003.

MORGAN STANLEY

RAYMOND JAMES

BLAYLOCK & PARTNERS, L.P.

September     , 2003

PACIFIC TIME ZONE
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San Francisco
Los Angeles
Las Vegas
Denver
Wichita
Kansas City
Minneapolis/St. Paul
Milwaukee
Moline/
Quad Cities
Chicago
(Midway)
Bloomington/
Normal
Flint
Memphis
Dallas/Ft. Worth
Houston
(Hobby)
Gulfport/Biloxi
New Orleans
Pensacola
Atlanta
Tallahassee
Jacksonville
Savannah/Hilton Head
Myrtle Beach
Orlando
Tampa
West Palm
Beach
Ft. Myers
Ft. Lauderdale
Miami
Grand Bahama Island
Greensboro/High Point/Winston-Salem
Raleigh/Durham
Newport News/Williamsburg
Washington, D.C. (Dulles)
Washington, D.C. (Reagan)
Baltimore/Washington (BWI)
Philadelphia
Newark
New York (LaGuardia)
Boston
Rochester
Buffalo/
Niagara
Akron/
Canton
Pittsburgh
Dayton

- AirTran Airways
- AirTran JetConnect
- AirTran Airways & JetConnect
- AirTran Airways operated by Ryan International Airlines
- AirTran Airways, AirTran JetConnect, and AirTran Airways operated by Ryan International Airlines
- AirTran Airways and AirTran Airways operated by Ryan International Airlines

Effective November 22, 2003
AirTran JetConnect service operated by Air Wisconsin Airlines Corporation.
Service to Las Vegas, Los Angeles, and San Francisco operated by Ryan International Airlines.
Routes and schedules subject to change without notice.
©AirTran Airways 2003

AirTran
AIRWAYS
GO. THERE'S NOTHING STOPPING YOU.

Prospectus Supplement

Prospectus

You should rely only on the information contained, or incorporated by reference, in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus. We have not authorized and none of the underwriters have authorized, anyone to provide you with information that is different. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained, or incorporated by reference, in this prospectus supplement and contained, or incorporated by reference, in the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus, or of any sale of the common stock. It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of our common stock and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information about our common stock and other securities we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any documents incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

As used in this prospectus supplement and the accompanying prospectus, “AirTran,” “company,” “we,” “our,” “ours” and “us” refer to AirTran Holdings, Inc. and our wholly owned subsidiaries, except where the context otherwise requires or as otherwise indicated.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are included or incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve risks and uncertainties including, but not limited to, those listed under the heading “Risk Factors.” Forward-looking statements are subject to a number of factors that could cause actual results to differ materially from our expressed or implied expectations, including, but not limited to: our performance in future periods, our ability to generate working capital from operations, our ability to take delivery of and to finance aircraft, the adequacy of our insurance coverage, and the results of litigation or investigations. Our forward-looking statements can be identified by the use of terminology such as “anticipates,” “expects,” “intends,” “believes,” “will” or the negative thereof, or variations thereon or comparable terminology. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

The following summary is provided solely for your convenience. This summary is not intended to be complete and may not contain all of the information that you should consider before investing in our common stock. It is qualified in its entirety by the more detailed information and our consolidated financial statements, including the notes to the consolidated financial statements, included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. You should read carefully the full text and more specific details contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the “Risk Factors” section and our consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement, before investing in our common stock. All of the operations of AirTran Holdings, Inc. are conducted by our wholly owned subsidiary, AirTran Airways, Inc.

The Company

AirTran is one of the largest affordable-fare scheduled airlines in the United States in terms of departures and seats offered. We operate scheduled airline service in short-haul markets principally in the eastern United States, primarily from our hub in Atlanta, Georgia. As of June 30, 2003, we operated 71 aircraft making approximately 407 flights per day serving 43 cities primarily throughout the eastern United States. In May 2003, we commenced new service to Denver, followed by Los Angeles and Las Vegas in June 2003. The Las Vegas service represents our 43rd destination. In August 2003, we announced that we intend to commence service to Ronald Reagan Washington National Airport in Washington, D.C. beginning in October 2003, and to San Francisco beginning in November 2003. The Reagan Washington National and San Francisco services will represent our 44th and 45th destinations, respectively.

We are one of only a few domestic airlines to report profitable operations for the year ended December 31, 2002 and for the first half of 2003. We believe we have created a successful business model by targeting price-sensitive business and leisure travelers. We offer quality service at affordable fares. Our service is intended not only to satisfy the transportation needs of our target customers, but also to provide customers with a travel experience worth repeating. We believe the success of this strategy is evidenced by the 9.7 million revenue passengers we carried in the year ended December 31, 2002, a 17% increase from the 8.3 million revenue passengers we carried in the prior year. Additionally, in the first six months of 2003, we carried approximately 5.5 million passengers, an increase of approximately 17% from the first six months of 2002. With this traffic and revenue base our operating margins rank among the highest, and our cost structure among the lowest, in the domestic airline industry.

We have undertaken a number of key initiatives to strengthen our competitive position, including adopting a fleet renewal plan. We are in the final stages of replacing and upgrading our aircraft fleet through the acquisition of up to 87 Boeing 717s (“B717”), 64 of which we operated as of June 30, 2003, with up to an additional 23 to be delivered through 2005. We were the launch customer for the B717, which was designed specifically for efficient short-haul service and we consider it to be among the most modern, innovative, comfortable and environmentally friendly commercial aircraft available today. In addition, in July 2003 we agreed to acquire by lease and/or purchase 50 new Boeing 737-700 and/or – 800 series aircraft (“B737”), an additional 10 B717s, and we obtained options and purchase rights for 50 additional B737s and up to four additional B717s. See “Recent Developments.” Concurrently, we are retiring the last of our fleet of McDonnell Douglas DC-9 (“DC-9”) aircraft in 2003. We believe completing the conversion of DC-9s to the B717 and adding the 50 new B737s will continue to enhance our overall image and improve our operating performance and further reduce our unit operating costs.

Business Strategy

Continue Affordable Pricing and Other Programs to Generate Additional Customer Traffic.    We have maintained our competitive position by providing affordable fares that appeal to price-sensitive travelers with a quality product offering. Beginning with our award-winning, user-friendly website, airtran.com, that includes Internet check-in and an easily understood fare structure, to an affordable business class, we have created a product with broad appeal that we believe has significantly increased repeat passengers. We intend to continue this successful strategy, which is made possible by our comparatively low cost structure, to stimulate new demand for air travel and to expand our network. We intend to further emphasize our affordable-fare product with, among other things, Internet marketing and innovative pricing and customer loyalty initiatives such as business class cabins, advanced seat assignments and a frequent flyer program.

Fleet Renewal Program.    In September 1999, we took delivery of our first B717 as part of a comprehensive plan to replace and upgrade our fleet of aircraft. We believe the B717 is ideally suited for the short-haul, high-frequency service that we operate. The operating efficiencies of the B717 enhance our already low cost structure. Despite having greater thrust, the new aircraft burns approximately 24% less fuel per hour than our DC-9 aircraft. We have contracted with Boeing for the acquisition of 73 B717 aircraft for delivery through December 2003, 64 of which had been delivered as of June 30, 2003. We have lease-financing commitments in place to accept delivery during 2003 of the remaining nine B717 aircraft on firm order. At June 30, 2003, we had remaining purchase options for the acquisition of six additional B717 aircraft. In July 2003, we agreed to acquire 10 additional B717s with conditional options for up to an additional four B717s. As part of this transaction, our remaining six purchase options for B717 aircraft outstanding at June 30, 2003 were cancelled. See “Recent Developments.”

In addition, in July 2003 we agreed to acquire 50 new B737s which we believe will allow us to compete more vigorously in the longer-haul and transcontinental U.S. market. The technological advancements in the 700 and 800 series of the B737 should allow us to save on fuel costs, extend our range and achieve low engine maintenance costs. See “Recent Developments.”

Growing Atlanta Hub to Selectively Expand Route Structure.    As the second largest carrier at Hartsfield Atlanta International Airport, we have a strong presence in Atlanta. The city’s large traffic base and geographic position provide a strong hub from which we plan to selectively expand our route network. Our western expansion to Denver, Los Angeles and Las Vegas increased our route network to 43 cities as of June 2003. Commencing in October and November 2003, we will begin service to Reagan Washington National and San Francisco, respectively, representing our 44th and 45th destinations.

We believe that there are numerous markets in the United States that are underserved by major airlines or that present opportunities for an affordable-fare airline. As a result, we intend to selectively add to our route structure from Atlanta by increasing the number of flights to markets we currently serve and by adding new cities and markets. Expansion of our Atlanta hub allows us to build upon our existing infrastructure, which should reduce unit costs and contribute to improvement of our operating margins.

Diversification of Route Network.    Since 2000, we have expanded the scope of our route structure to increase flights at our Atlanta hub as well as the number of non-Atlanta flights. Since 2000, the number of our non-Atlanta flights has increased from approximately 10% of total flights to approximately 26% at year-end 2002. With our expansion at Baltimore/Washington International Airport, we initiated seven new non-stop routes. We believe the new service from Baltimore/Washington to airports already served from our Atlanta hub improves our cost efficiencies by better utilizing airport facilities and personnel in addition to creating new revenue sources. As market conditions permit, we intend to continue to grow both the Atlanta hub and Baltimore/Washington service. In addition, we may selectively add new “point-to-point” routes between cities other than Atlanta that we currently serve, and create additional focus cities similar to our operations at Baltimore/Washington. Upon delivery of the new B737s we have on order, we intend to expand our route network to include additional longer-haul and transcontinental destinations.

Increase Sales Booked Directly Through Our Website.    We employ the Internet as an integral portion of our marketing strategy by attempting to increase bookings through our website. Sales booked directly on airtran.com represent our most cost-effective form of distribution. In addition to being user-friendly, our website is designed to sell tickets efficiently. We recently enhanced the functionality of our website to allow passengers to select their seat, check-in and print their own boarding pass for our flights. As a result, we have experienced growth in our Internet bookings, which generated approximately 50% of our total passenger revenue for the quarter ended June 30, 2003.

AirTran JetConnect™.    In order to increase frequency in certain short haul markets from our Atlanta hub and to better match capacity with demand in these markets, we have entered into an agreement with Air Wisconsin Airlines Corporation (“AWAC”) and initiated regional jet service under the brand name AirTran JetConnect™. AWAC has a strong reputation as a carrier providing quality service. We believe AWAC’s fleet of new Bombardier CRJ aircraft combined with our operational efficiencies and low overhead will result in one of the lowest cost regional airline operations in the industry and should enhance our growth going forward.

Public-Private Partnerships.    In order to mitigate the risk of expansion into certain new markets, we have entered into agreements with communities in the markets that provide various incentives designed to lower our operating costs and, in some cases, ensure a guaranteed amount of revenue. These partnerships allow us to enter markets that we believe have long-term potential and allow the communities to gain the economic benefits associated with low fare competition. We currently have partnership agreements with Akron/Canton, OH, Grand Bahama Island, Bahamas, Gulfport/Biloxi, MS, Newport-News/Williamsburg, VA, Pensacola and Tallahassee, FL, and Wichita, KS. We are continuing to evaluate other potential new market proposals as well.

Competitive Strengths

Low Cost Structure.    Our cost structure ranks among the lowest in the domestic airline industry, in terms of cost per available seat mile, allowing us to be profitable with our affordable-fare pricing strategy. Our relatively low operating costs are made possible through our company-wide emphasis on cost controls including what we believe to be our lower labor costs, lower distribution costs and the higher productivity of our workgroups. We expect further cost reductions to result from our conversion to a fleet of aircraft consisting of B717s and B737s. The B717 has significantly lower operating costs than the DC-9, particularly its 24% improvement in fuel efficiency. As of June 30, 2003, approximately 90% of our operating fleet was comprised of B717s (64 of 71 operating aircraft). By the end of 2003, we expect that our entire fleet will consist of B717s and we intend to begin incorporating the B737s into our fleet in the summer of 2004. See “Recent Developments.”

Attractive Atlanta Hub and Route Network.    We operate 22 gates from a single concourse under long-term leases at Hartsfield Atlanta International Airport, the world’s busiest airport, and have use agreements for four additional gates on an adjacent concourse. We are the second-largest airline in Atlanta in terms of the number of departures and seats offered.

Diversified Traffic Base.    In serving both the leisure and business traveler, we continue to see strong demand for business travel. Business travelers are a substantial portion of our passenger base, accounting for approximately 42% of our total revenue in 2002 and 43% for the first six months of 2003. Over the past two years we have also diversified our network, increasing operations at Baltimore/Washington International Airport as well as a number of new direct routes from Florida. As of June 30, 2003, as a percentage of total operations, Atlanta represented approximately 76% of our network, down from more than 90% at the end of 2001. This diversification provides a number of marketing and cost synergies, and helps to reduce the volatility of our revenues by reducing exposure to factors that may impact specific portions of our business.

Flexibility.    Over the past two years we have consistently adjusted to changes in the economy, market conditions and competitive environment. We responded quickly to the terrorist attacks on the United States that occurred on September 11, 2001 by reducing capacity by approximately 20%. Working with our labor groups, we reached agreement on a variety of cost reduction measures, including both pay and work rule changes, which reduced our costs consistent with capacity and allowed us to avoid furloughs. By retaining our workforce we were able to more quickly respond to new market opportunities. As a result, we were able to expand service to Tallahassee, FL, Baltimore, MD, Washington, D.C., Rochester, NY, and Wichita, KS, in the post September 11 period. We continue to expand based on perceived market opportunities and have added new nonstop service in many Florida markets to cities in our existing network, such as Orlando, FL to Akron/Canton, OH, and Flint, MI, and introduced new service in Kansas City, MO, Milwaukee, WI, and West Palm Beach, FL. In addition, we have commenced a westward expansion of our route network with new service from Atlanta to Denver, Los Angeles, Las Vegas and, beginning in November 2003, San Francisco.

Corporate Information

We are incorporated in the State of Nevada and our principal executive office is located at 9955 AirTran Boulevard, Orlando Florida 32827. Our telephone number at this location is (407) 251-5600. Our website is located at airtran.com. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

RECENT DEVELOPMENTS

Boeing Aircraft Order

On July 1, 2003, we announced that we had placed a firm order for 50 new B737s, 22 of which we are committed to lease and 28 of which we are committed to buy. In connection with this order, we also obtained 50 options and purchase rights to buy additional B737s. In addition, at the same time we placed an order for up to 10 additional B717 aircraft to be leased by us from Boeing Capital Services Corporation and obtained an additional four conditional options for B717s also to be leased. As part of this transaction, our other remaining B717 purchase options under existing contracts were cancelled. By the end of 2003, our aircraft fleet is expected to be comprised of 73 B717 aircraft. With the new aircraft order, our current fleet is expected to almost double by 2008 to include up to 87 B717s (83 firm order plus four purchase options) and 50 B737s. The first B737 aircraft delivery is scheduled for summer 2004 with additional deliveries to follow at a rate of approximately one per month thereafter and continue into 2008.

We believe the B737s complement our current fleet of B717s, are well-suited to serve an expanded route network and will also allow us to compete more vigorously in the longer-haul and transcontinental U.S. markets. The technological advancements in the 700 and 800 series of the B737 should allow us to save on fuel costs, extend our range, carry more passengers and achieve low maintenance costs.

Currently, we intend to lease 22 of the B737s ordered, together with six spare engines, from GE Capital Aviation Services and acquire the remaining B737s from Boeing through purchase or a combination of debt or lease financing obtained in the aircraft financing market. In this connection, however, of the remaining 28 B737s on firm purchase order from Boeing, GE Capital Aviation Services has agreed to provide sale and leaseback financing for two such B737s and Boeing Capital has agreed to provide backstop debt financing for 80% of the purchase price of up to 16 such B737s. The 10 new B717s ordered in July 2003, plus up to four B717s subject to conditional options, are also to be financed under operating leases from Boeing Capital.

Recent Passenger Data

We reported significantly increased passenger traffic, or revenue passenger miles (“RPMs”), and passenger load factor, for the months of July and August 2003 when compared to the same periods in 2002. August 2003 represented the third month in a row that we carried more than one million passengers in a one-month period.

	August				July
	2003	2002	Change		2003	2002	Change
Revenue passenger miles (RPM)(000s)	689,094	519,809	32.6%		695,448	525,078	32.4%
Available seat miles (ASM)(000s)	885,448	742,927	19.2%		887,134	743,773	19.3%
Passenger load factor	77.8%	70.0%	7.8	pts.	78.4%	70.6%	7.8	pts.
Revenue passengers	1,116,519	884,536	26.2%		1,141,528	898,709	27.0%

The following table reflects our passenger traffic data for our current year through August 31, 2003 as compared to our passenger traffic data for the same period in 2002:

	YTD through August 31, 2003	YTD through August 31, 2002	Change
Revenue passenger miles (RPM)(000s)	4,743,576	3,729,758	27.2%
Available seat miles (ASM)(000s)	6,532,338	5,378,889	21.4%
Passenger load factor	72.6%	69.3%	3.3	pts.
Revenue passengers	7,780,514	6,486,716	19.9%

Labor Negotiations

On June 23, 2003, we reached a tentative labor agreement with the Association of Flight Attendants, AFL-CIO (“AFA”). The AFA represents approximately 1,100 flight attendants. On July 23, 2003, the AFA informed us that the union membership declined to ratify the tentative agreement. We expect to reconvene discussions with the AFA in the near future.

Boeing Debt Reduction

On June 24, 2003, Boeing Capital Loan Corporation exercised its contractual right to convert to common stock the remaining $5.5 million in principal amount of our 7.75% Series B Senior Convertible Notes, due April 12, 2009. The convertible notes were issued on April 12, 2001 to Boeing Capital in connection with a refinancing of certain prior indebtedness. Upon the conversion, we issued 1,014,760 shares of our common stock to Boeing Capital. Under applicable accounting rules, as a result of the conversion we recognized a non-cash charge in the second quarter of 2003 of $1.8 million. We expect this conversion to reduce our annual future interest expense by approximately $0.4 million.

In August 2003, we repaid the remaining $10.3 million outstanding on our 13.00% Series A Senior Secured Notes.

THE OFFERING

Common stock offered by us	8,650,000 shares

Common stock to be outstanding after this offering	82,672,294 shares

Use of proceeds	We intend to use the net proceeds from this offering:

•	to redeem $35.0 million of our 11.27% Senior Secured Notes currently held by Boeing Capital Loan Corporation;

•	to purchase from Boeing Capital Loan Corporation warrants currently held by it to purchase 1,000,000 shares of our common stock for a purchase price based on the public offering price of our common stock in this offering less the exercise price of the warrants of $4.51 per share; and

•	for working capital and capital expenditures, including capital expenditures related to the purchase of aircraft.

See “Use of Proceeds.”

Dividends	We have not declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business.

Risk Factors	See “Risk Factors” and other information included in this prospectus supplement for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	AAI

The number of shares to be outstanding after the offering is based on 74,022,294 shares of common stock outstanding as of September 18, 2003 and assumes no exercise of outstanding options or warrants since that date. The number of shares of common stock to be outstanding after this offering excludes:

•	20,150,000 shares of common stock reserved for issuance under our stock option plans, of which 8,663,128 shares were subject to outstanding options at a weighted average exercise price of $6.29 per share as of August 31, 2003;

•	11,241,012 shares of common stock reserved for issuance upon conversion of our 7% Convertible Notes due 2023; and

•	3,000,000 shares of common stock issuable upon the exercise of warrants outstanding on August 31, 2003 at an exercise price of $4.51 per share.

Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the issuance of up to 1,297,500 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 83,969,794 shares of common stock will be outstanding after the offering.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

We have provided in the tables below our summary historical financial and other data. The financial information for each of the years in the five-year period ended December 31, 2002 has been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, our independent certified public accountants. The financial information for the six-month periods ended June 30, 2003 and 2002, and at June 30, 2003, has been derived from our unaudited consolidated financial statements and includes all adjustments, consisting of normal recurring items, which we consider necessary for a fair presentation of our financial position and results of operations. The interim results set forth below for the six months ended June 30, 2003 are not necessarily indicative of our financial condition or results of operations to be expected for any future period. The consolidated financial and other data set forth below is only a summary and should be read in conjunction with the sections entitled “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the financial statements and notes thereto incorporated by reference in this prospectus supplement. The as adjusted balance sheet data column gives effect to the receipt of the estimated net proceeds of $145.9 million from the sale of our common stock in this offering based on an assumed offering price of $17.71 per share, which was the reported last sale price of our common stock on the New York Stock Exchange on September 18, 2003 and the application thereof as described under “Use of Proceeds”.

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002		2001		2000	1999		1998
	(unaudited)
Statement of Operations Data:	(dollars in thousands, except per share data)
Operating revenues	$441,903	$349,949	$733,370		$665,164		$624,094	$523,468		$439,307
Total operating expenses	402,822	340,727	702,167		629,455		542,943	595,456		457,864

Operating income (loss)	39,081	9,222	31,203		35,709		81,151	(71,988)		(18,557)
Other income (expense):
Interest income	1,275	1,053	2,102		4,959		5,602	3,183		3,181
Interest expense	(15,791)	(14,853)	(29,203)		(37,441)		(39,317)	(27,850)		(25,362)
Other, net	36,249	5,857	5,857		(2,087)		—	—		—

Income (loss) before income taxes and cumulative effect of change in accounting principle	60,814	1,279	9,959		1,140		47,436	(96,655)		(40,738)
Income tax benefit (expense)	(1,587)	786	786		(3,240)		—	(2,739)		—
Cumulative effect of change in accounting principle, net of tax	—	—	—		(657)		—	—		—

Net income (loss)	$59,227 (1)	$2,065	$10,745	(2)	$(2,757	)(3)	$47,436	$(99,394	)(4)	$(40,738	)(5)

Earnings (loss) per common share:
Basic earnings (loss) per common share before cumulative effect of change in accounting principle	$0.82	$0.03	$0.15		$(0.03)		$0.72	$(1.53)		$(0.63)
Cumulative effect of change in accounting principle	—	—	—		(0.01)		—	—		—

Net income (loss) per share, basic	$0.82	$0.03	$0.15		$(0.04)		$0.72	$(1.53)		$(0.63)

Diluted earnings (loss) per common share before cumulative effect of change in accounting principle	$0.78	$0.03	$0.15		$(0.03)		$0.69	$(1.53)		$(0.63)
Cumulative effect of change in accounting principle	—	—	—		(0.01)		—	—		—

Net income (loss) per share, diluted	$0.78	$0.03	$0.15		$(0.04)		$0.69	$(1.53)		$(0.63)

Weighted average number of common shares outstanding:
Basic	71,864	70,156	70,409		67,774		65,759	65,097		64,641
Diluted	76,589	74,369	73,153		67,774		69,175	65,097		64,641

	Six Months Ended June 30,				Year Ended December 31,
	2003		2002		2002		2001		2000		1999		1998
	(unaudited)
Operating Data (airline only):
Revenue passengers	5,522,467		4,703,471		9,653,777		8,302,732		7,566,986		6,460,533		5,462,827
Revenue passenger miles (RPM)(000s)(6)	3,359,034		2,684,871		5,581,263		4,506,007		4,115,745		3,473,490		3,244,539
Available seat miles (ASM) (000s)(7)	4,759,756		3,892,189		8,255,809		6,537,756		5,859,395		5,467,556		5,442,234
Average daily utilization (hours: minutes)(8)	10:54		10:30		10:36		9:54		10:18		9:54		9:42
Passenger load factor(9)	70.6%		69.0%		67.6%		68.9%		70.2%		63.5%		59.6%
Break-even load factor(10)	60.6	%(1)	68.7%		66.6	%(2)	68.8	%(3)	64.7%		76.1	%(4)	65.4	%(5)
Average yield per RPM(11)	12.76	¢	12.71	¢	12.79	¢	14.39	¢	14.70	¢	14.01	¢	12.97	¢
Passenger revenue per ASM(12)	9.01	¢	8.77	¢	8.64	¢	9.92	¢	10.32	¢	8.90	¢	7.73	¢
Operating cost per ASM(13)	8.46	¢	8.75	¢	8.51	¢	9.63	¢	9.27	¢	10.89	¢	8.41	¢
Aircraft in fleet at end of period	71		63		65		59		53		47		50
Average stage length (miles)	590		557		567		541		537		528		546
Average cost of aircraft fuel per gallon	99.25	¢	88.10	¢	90.37	¢	93.85	¢	100.89	¢	49.95	¢	54.87	¢

	As of June 30, 2003
	Actual	As Adjusted
	(unaudited; dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents and restricted cash(14)	$343,507	$441,205
Working capital	180,956	278,654
Total assets	702,586	798,437
Long-term debt (including current maturities)(15)	321,329	290,103
Total stockholders’ equity	119,628	246,705

(1)	Includes a $38.1 million payment received under the Emergency Wartime Supplemental Appropriations Act (the “Wartime Act”) and ($1.8) million in convertible debt discount amortization related to Boeing exercising the remaining conversion rights relating to our 7.75% Series B Senior Convertible Notes.
(2)	Includes a $0.6 million grant from the U.S. government pursuant to the Air Transportation Safety and System Stabilization Act (the “Stabilization Act”).
(3)	Includes a $28.0 million impairment loss related to our DC-9 fleet, an $18.1 million impairment loss/lease termination charge related to our retired B737 fleet, special charges of $2.5 million incurred during the federal ground stop order, a $29.0 million grant from the U.S. government pursuant to the Stabilization Act, and the cumulative effect of a change in accounting principle of $0.7 million.
(4)	Includes a $147.7 million impairment loss related to our DC-9 fleet and a gain of $19.6 million for a litigation settlement.
(5)	Includes a $27.5 million impairment loss related to our B737 aircraft.
(6)	The number of scheduled revenue miles flown by passengers.
(7)	The number of seats available for passengers multiplied by the number of scheduled miles each seat is flown.
(8)	The average amount of time per day that an aircraft flown is operated in revenue service.
(9)	The percentage of aircraft seating capacity that is actually utilized (RPMs divided by ASMs).
(10)	The percentage of seats that must be occupied by revenue passengers in order for us to break even on a pre-tax income basis.
(11)	The average amount one passenger pays to fly one mile.
(12)	Passenger revenue divided by ASMs.
(13)	Operating expenses divided by ASMs.
(14)	As of June 30, 2003, $59.0 million of our cash was restricted. This included cash supporting letters of credit of $7.5 million and $51.5 million securing AirTran Holdings’ credit card receivables.
(15)	Actual data includes indebtedness of AirTran Holdings’ wholly owned subsidiary, AirTran Airways, of $121.3 million.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

This prospectus supplement and the accompanying prospectus also contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risks Related to AirTran and Our Industry

We have a significant amount of fixed obligations, which could affect our long-term growth potential and our ability to satisfy our financial obligations.

We are highly leveraged and have significant debt obligations. As of June 30, 2003, our ratio of consolidated long-term debt and capital leases (including current maturities) to stockholders’ equity was approximately 3-to-1 and total long-term debt and capital leases (including current maturities) was $321.3 million. In addition, at June 30, 2003, our estimated minimum payment obligations under non-cancelable operating leases were approximately $66.8 million for the remainder of 2003 and approximately $1.7 billion for periods thereafter. We anticipate incurring substantial additional debt and lease obligations related to B717 and B737 aircraft deliveries on firm order.

The amount of our debt could have important consequences to investors, including the following:

•	a substantial portion of our cash flow from operations must be dedicated to debt service and the rental payments on our flight equipment and will not be available for operations;

•	our ability to obtain additional financing for aircraft purchases, capital expenditures, working capital, or general corporate purposes could be limited; and

•	substantially all of our existing assets are pledged as collateral to secure existing indebtedness.

Further, our debt instruments contain covenants that, among other things, restrict our ability to:

•	pay dividends and/or other distributions;

•	prepay existing indebtedness;

•	make investments and other restricted payments;

•	incur additional indebtedness;

•	acquire new aircraft;

•	sell assets;

•	enter into certain mergers; and

•	engage in certain transactions with affiliates.

As a result of these restrictive covenants, we may be limited in how we conduct our business, and may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively, or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits.

The failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to a default under the terms of those agreements. If such a default occurs, the other parties to these agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable. If that occurs, we may not be able to make payments on outstanding debt, meet working capital and capital expenditure requirements, or be able to find additional alternative financing on favorable or acceptable terms.

The terrorist attacks of September 11, 2001 and the continuing international hostilities and geopolitical and other world events have adversely affected and may continue to adversely affect our financial results.

The terrorist attacks of September 11, 2001 involving commercial aircraft adversely affected our financial condition and results of operations, and the airline industry in general. Those effects continue to a degree. Moreover, additional terrorist attacks, even if not made directly on the airline industry, or the fear of such attacks, could further negatively affect us and the airline industry. If new international hostilities arise, it may further decrease demand for air travel and cause fuel prices to increase, which could have a material adverse impact on our financial condition, liquidity and results of operations.

Among the effects we experienced from the September 11, 2001 terrorist attacks were significant flight disruption costs caused by the FAA-imposed grounding of the U.S. airline industry’s fleet, significantly increased security, insurance and other costs, significantly higher ticket refunds, significantly reduced load factors (defined as revenue passenger miles divided by available seat miles), and significantly reduced yields. Further terrorist attacks against commercial aircraft could result in another grounding of our fleet, and would likely result in significant reductions in load factor and yields, along with increased issuance of credit vouchers for future tickets and security, insurance and other costs. In addition, terrorist attacks not involving commercial aircraft, or other world events that impact travel, could adversely affect us through decreased load factors and yields and could also result in increased costs for us and our industry. Premiums for aviation insurance have increased substantially, and could escalate further, or certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war-risk coverage or other insurance might cease to be available to our vendors, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely affect our operations or costs.

Further increases in fuel costs will negatively affect our operating expenses and financial results.

Aircraft fuel is a significant expenditure for us. Aircraft fuel accounted for 22.0% and 22.9% of our 2002 and 2001 operating expenses, respectively, excluding special items. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. The impact to our operations is disproportionately higher on average than to our competitors, primarily due to the fact that many of our competitors are currently using a larger percentage of more fuel-efficient aircraft, have favorable hedging positions and, accordingly, have fuel costs that represent a smaller portion of their total costs. Subject to market conditions, we may implement fare increases to pass fuel cost increases to our customers. There can be no assurance that any such fare increase would not reduce the competitive advantage we seek by offering affordable fares.

Aircraft fuel costs are highly correlated to oil prices and thus fluctuate with changes in supply and demand for oil. Due to the effect of world and economic events on the price and availability of oil, the future availability and cost of jet fuel cannot be predicted with any degree of certainty. Based on our 2002 fuel usage, we estimate that a 10% increase in fuel prices would have resulted in an increase in fuel expenses of approximately $15.4 million, including the effects of our fuel hedges. In 2002, we terminated our fuel-hedging contracts consisting of swap agreements and entered into fixed-price fuel contracts and fuel cap contracts to partially protect against significant increases in aircraft fuel prices. Our fuel hedging program currently protects us against potential fuel price increases on approximately 59.7% of our estimated fuel requirements through December 2003; approximately 32.7% through March 2004; approximately 18.4% through June 2004; approximately 12.4% through September 2004; and approximately 12.2% through December 2004.

We are subject to various risks as a result of our fleet concentration in B717s.

Although we anticipate adding B737s to our fleet beginning in the summer of 2004, by the end of 2003, we expect our entire fleet of aircraft to consist of B717s. Although we derive certain benefits in terms of reduced maintenance, training and other costs as a result, a concentration of our fleet in one aircraft type may expose us to risks in the event of, among other things, FAA action to ground that aircraft generally if actual or suspected defects were discovered in the future unique to that aircraft. Other carriers operate with a more diversified fleet and would be better able to withstand such an event.

Our operating results may suffer because of competition in the low-fare airline markets we serve.

The airline industry in general, and the low-fare sector in particular, is highly competitive and is served by numerous companies. We may face greater competition in the future. Any increased competition could have a negative impact on our business and operating results. Currently there is substantial excess capacity in the U.S. domestic market with large numbers of aircraft having been temporarily removed from service by other airlines. Notwithstanding this condition, we anticipate adding substantial additional capacity to our fleet by acquisition of at least 50 new B737s and 10 additional B717s for delivery in the period 2004 to 2008.

Competitors with greater financial resources than ours may respond to our introduction of substantial additional capacity by pricing their fares at or below our fares or increasing their service by, among other things, returning to service aircraft currently parked or stored. This competition could prevent us from attaining a share of the passenger traffic necessary to sustain profitable operations with our expanded fleet. Our ability to meet price competition depends on, among other things, our ability to operate at costs equal to or lower than our competitors or potential competitors.

The profitability of our operations is influenced by economic conditions as demand for discretionary travel diminishes during economic downturns.

The airline industry has been experiencing a decline in traffic, particularly business traffic, due to slower general economic conditions beginning in 2000 and more recently, from the lingering impact of the terrorist attacks of September 11, 2001 and ongoing international events. The profitability of our operations is influenced by the condition of the U.S. economy, which may impact the demand for discretionary travel and our competitive pricing position. A substantial portion of our business is discretionary travel, which tends to decline during economic downturns. A continued decline in the U.S. economy could have a substantial effect on our results of operations.

We depend heavily on the Atlanta market to be successful.

Our business strategy has historically focused on adding flights to and from our Atlanta base of operations. We recently expanded the scope and growth of our route network to increase the amount of non-Atlanta flights from approximately 10% outside of Atlanta during 2000 to approximately 26% by year-end 2002. While we have reduced our dependence on Atlanta, a nonstrategic, external reduction in our share of the Atlanta market or reduced passenger traffic to or from Atlanta could have a material adverse effect on our financial condition and results of operations. In addition, our dependence on a primary hub and on a route network operating largely on the East Coast makes us more susceptible to adverse weather conditions and other traffic delays along the East Coast than some of our competitors that may be better able to spread these traffic risks over larger route networks.

Airline strategic combinations and financial restructurings could have an impact on our operations in ways yet to be determined.

The competitive environment in the airline industry changes from time to time as carriers implement varying strategies in pursuit of profitability, including consolidation to expand operations and increase market strength, entering into global alliance arrangements and both out-of-court and court supervised financial restructurings to reduce their costs. We are unable to predict what effect, if any, changes in the competitive landscape might have on our business, financial condition and results of operations.

Our maintenance costs are expected to increase.

Our current maintenance expenses are lower than what we expect to incur in the future because most of the parts on our aircraft have been covered by multi-year warranties. Our maintenance costs are expected to increase as these aircraft age, are utilized more frequently and as our multi-year warranties expire.

Our reputation and financial results could be negatively affected in the event of a major aircraft accident.

An accident involving one of our aircraft could involve not only repair or replacement of the damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. Moreover, any aircraft accident, even if fully insured, could cause a public perception that our aircraft are less safe or reliable than other airlines, and that could have a negative effect on our business. The occurrence of one or more incidents or accidents involving our aircraft could have a material adverse effect on the public’s perception of us and our future operations.

We are required by the DOT to carry liability insurance on each of our aircraft. We currently maintain liability insurance in amounts and of the type consistent with industry practice. Although we currently believe our insurance coverage is adequate, the amount of such coverage may be changed in the future or we may be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage could have a material adverse impact on our business and financial results.

We are subject to extensive regulation by the FAA, the DOT, and other governmental agencies, compliance with which could cause us to incur increased costs and negatively affect our business and financial results.

We are subject to a wide range of governmental regulation, including regulation by the FAA. A modification, suspension or revocation of any of our FAA authorizations or certificates could adversely impact our business.

Additional laws and regulations have been proposed that could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have also been considered that would prohibit or restrict the ownership and/or transfer of airline routes or takeoff and landing slots. Also, the availability of international routes to United States carriers is regulated by treaties and related agreements between the United States and foreign governments that are amendable. We cannot predict what laws and regulations may be adopted or their impact and we cannot guarantee that laws or regulations currently proposed or enacted in the future will not adversely affect us.

Increased labor costs may adversely affect our results of operations.

Labor costs constitute a significant percentage of our total operating costs. A substantial portion of our work force is represented by labor unions and covered by collective bargaining agreements. Our agreement with our dispatchers who are represented by the Transport Workers Union (“TWU”) was ratified in March 2000 and becomes amendable in October 2004. Our agreement with our pilots who are represented by the National Pilots Association (“NPA”) was ratified in August 2001 and becomes amendable April 2005. We have four separate agreements with employee groups represented by the International Brotherhood of Teamsters (“IBT”). Our agreement with our maintenance technicians and inspectors was ratified in October 2000 and becomes amendable in October 2005. The agreement with our technical training instructors was ratified in March 2001 and becomes amendable in March 2006. The agreement with our stores clerks was ratified in June 2001 and becomes amendable in June 2006. Our agreement with our ground service equipment employees was effective October 2001 and becomes amendable in October 2006. We have a collective bargaining agreement with our flight attendants who are represented by the Association of Flight Attendants (“AFA”). The AFA contract was ratified in October 1998 and became amendable October 2002. Although we recently we reached a tentative agreement with the AFA on a new collective bargaining agreement, on July 23, 2003 we were informed by the AFA that its membership voted not to ratify the tentative agreement. As a result we are continuing our negotiations with the AFA.

Risks Related to this Offering

The market price of our common stock is highly volatile.

The market price of our common stock is highly volatile and is likely to continue to be volatile. For example, during the period beginning January 1, 2001 and ending September 18, 2003, the closing sale price for one share of our common stock reached a high of $17.94 and a low of $2.34. Any of the following factors could affect the market price of our common stock:

•	general market, political and economic conditions;

•	changes in earnings estimates and recommendations by financial analysts;

•	our failure to meet financial analysts’ performance expectations;

•	changes in fuel prices; and

•	changes in market valuations of other airlines.

In addition, many of the risks described elsewhere in this “Risk Factors” section could materially and adversely affect our stock price. In addition, the stock markets in general have experienced price and volume volatility that has affected many companies’ stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may also affect the market price of our common stock.

Investors who purchase shares in this offering may experience dilution.

In order to raise additional capital, we may in the future offer additional shares of our common stock at prices that may not be the same as the price per share in this offering. We have an effective shelf registration statement from which additional shares of our common stock can be offered. We cannot assure you that we will be able to sell shares in any other offering at a price per share that is equal to or greater than the price per share paid by investors in this offering. If the price per share at which we sell additional shares of our common stock in future transactions is less than the price per share in this offering, investors who purchase our common stock in this offering will suffer a dilution of their investment.

The sale of a substantial number of our shares could harm our stock price.

As of September 18, 2003, we had 74,022,294 shares of common stock outstanding. All of these shares are eligible for sale on the New York Stock Exchange, although some of the shares are subject to sale volume and other limitations. As of August 31, 2003, options to purchase approximately 8.6 million shares of our common stock granted pursuant to our stock option plans, with a weighted average exercise price of $6.29 were outstanding. In addition, warrants issued to Boeing Capital Loan Corporation to purchase 3.0 million shares of our common stock at an exercise price of $4.51 were outstanding and exercisable. We intend to purchase from Boeing Capital warrants to purchase 1.0 million of those shares. See “Use of Proceeds.” We have filed a resale prospectus under our shelf registration statement pursuant to which certain of our securities held by Boeing Capital may be resold, without restriction, from time to time. We have also reserved for issuance 11,241,012 shares of our common stock for issuance upon conversion of our 7% Convertible Notes due 2023. We have filed a shelf registration statement pursuant to which both the 7% Convertible Notes and the shares of our common stock into which the notes are convertible may be resold by the holders thereof from time to time. Sales of a substantial number of these shares following this offering could cause our stock price to fall.

Our management will have broad discretion as to the use of the net proceeds from this offering, and we may not use the proceeds effectively.

We intend to use approximately $35.0 million of the net proceeds from this offering to redeem a portion of our 11.27% Senior Secured Notes held by Boeing Capital Loan Corporation and approximately $13.2 million (based on an assumed offering price of $17.71 per share, which was the reported last sale price of our common stock on the New York Stock Exchange on September 18, 2003) to purchase from Boeing Capital warrants currently held by it to purchase 1,000,000 shares of our common stock. However, we have not designated the remaining net proceeds for any particular purpose. Accordingly, our management will have broad discretion as to the application of the net proceeds and could use them for purposes other than those contemplated at the time of this offering. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the remaining net proceeds for corporate purposes that may not increase our profitability or market value.

We have implemented anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial to our shareholders.

Provisions of our articles of incorporation, our bylaws and Nevada law increase the likelihood that any third party would need to negotiate with our board prior to initiating a takeover proposal for our company and could have the effect of delaying or preventing a change of control of our company. For example, our board of directors, without further shareholder approval, may issue preferred stock (or, in the face of a potential acquiror’s increased ownership, rights to purchase our common stock for a nominal price) that could delay or prevent a change of control, as well as reduce the voting power of holders of our common stock. These provisions could delay or prevent an attempt to replace or remove our management. The foregoing factors could also limit the price that investors or an acquiror might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

We estimate the net proceeds from this offering of common stock to be approximately $145.9 million, or $167.8 million if the underwriters’ over-allotment option is exercised in full, assuming an offering price of $17.71 per share, which was the reported last sale price of our common stock on the New York Stock Exchange on September 18, 2003, and after deducting underwriting discounts and commissions and estimated expenses of the offering payable by us.

We intend to use approximately $35.0 million of the net proceeds from this offering to redeem $35.0 million in principal amount of our 11.27% Senior Secured Notes held by Boeing Capital Loan Corporation. As of September 19, 2003, we had $70.3 million aggregate principal amount of our Senior Secured Notes outstanding. The Senior Secured Notes held by Boeing Capital bear interest at a rate of 11.27% per annum and mature in April 2008. As a result of this repayment, we expect to take a non-cash charge to earnings of approximately $5.6 million. This charge will be taken in the quarter in which we pay down the debt.

We intend to use approximately $13.2 million of the net proceeds from this offering (based on an assumed offering price of $17.71 per share, which was the reported last sale price of our common stock on the New York Stock Exchange on September 18, 2003) to purchase from Boeing Capital warrants currently held by it to purchase 1,000,000 shares of our common stock. We will purchase these warrants at a purchase price based on the public offering price of our common stock in this offering less the exercise price of the warrants of $4.51 per share.

We intend to use the remaining net proceeds from this offering of common stock to fund working capital and capital expenditures, including capital expenditures related to the purchase of aircraft. Pending the use of such net proceeds, we intend to invest these funds in investment-grade, short-term interest bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange under the symbol “AAI.” Prior to August 15, 2001, our common stock was traded on the American Stock Exchange under the symbol “AAI.” The following table sets forth, for the periods indicated, the range of high and low sale prices (as reported in The Wall Street Journal) for our common stock. On September 18, 2003, the reported last sale price for our common stock was $17.71 per share.

	Common Stock Price
	High	Low
Year ended December 31, 2001
First Quarter	$10.40	$6.50
Second Quarter	12.25	7.50
Third Quarter	10.56	2.60
Fourth Quarter	7.18	3.50
Year ended December 31, 2002
First Quarter	7.45	5.31
Second Quarter	6.32	5.00
Third Quarter	5.54	2.34
Fourth Quarter	4.50	2.51
Year ending December 31, 2003
First Quarter	7.12	3.90
Second Quarter	10.95	6.75
Third Quarter (through September 18, 2003)	18.30	10.45

As of September 18, 2003, there were approximately 4,900 holders of record of our common stock.

DIVIDEND POLICY

Historically we have not declared cash dividends on our common stock. In addition, our loan agreements restrict our ability to pay cash dividends. We intend to retain earnings to finance the development and growth of our business. Accordingly, we do not anticipate that any dividends will be declared on our common stock for the foreseeable future. Future payments of cash dividends, if any, will depend on our financial condition, results of operations, business conditions, capital requirements, restrictions contained in agreements, future prospects and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our actual and as adjusted capitalization as of June 30, 2003. The as adjusted column gives effect to the receipt of the estimated net proceeds of $145.9 million from the sale of the common stock in this offering, based on an assumed offering price of $17.71 per share, which was the reported last sale price of our common stock on the New York Stock Exchange on September 18, 2003, and the application of such proceeds as described under the section “Use of Proceeds.” You should read all of this information in conjunction with our financial statements and other financial information that are included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of June 30, 2003
	Actual	As Adjusted
	(unaudited)	(unaudited)
	(in thousands)
Cash, cash equivalents and restricted cash(1)	$343,507	$441,205

Long-term debt (including current maturities)(2)	$321,329	$290,103

Stockholders’ equity:
Preferred stock, $.01 par value: 5,000,000 shares authorized; no shares issued	—	—
Common stock, $.001 par value; 1,000,000,000 shares authorized; 73,360,080 and 82,010,080 shares issued and outstanding actual and as adjusted, respectively	73	82
Additional paid-in capital	196,082	328,771
Accumulated other comprehensive loss	(492)	(492)
Accumulated deficit(3)	(76,035)	(81,656)

Total stockholders’ equity	119,628	246,705

Total capitalization	$440,957	$536,808

(1)	As of June 30, 2003, $59.0 million of cash was restricted. This included cash supporting letters of credit of $7.5 million and $51.5 million securing our credit card receivables.
(2)	Actual data includes indebtedness of our wholly owned subsidiary, AirTran Airways, of $121.3 million.
(3)	The as adjusted amount reflects a non-cash charge to earnings of approximately $5.6 million which we expect to take as a result of the partial redemption of our 11.27% Senior Secured Notes as described in “Use of Proceeds.” Of this $5.6 million charge, approximately $1.8 million constitutes the write-off of debt issuance costs and approximately $3.8 million constitutes the write-off of debt discount amortization.

BUSINESS

The Company

All of the operations of AirTran Holdings are conducted by our wholly owned subsidiary, AirTran Airways. AirTran Airways is one of the largest affordable-fare scheduled airlines in the United States in terms of departures and seats offered. We operate scheduled airline service in short-haul markets principally in the eastern United States, primarily from our hub in Atlanta, Georgia. As of June 30, 2003, AirTran Airways operated 71 aircraft making approximately 407 flights per day serving 43 cities primarily throughout the eastern United States. In May 2003, we commenced new service to Denver, followed by Los Angeles and Las Vegas in June 2003. The Las Vegas service represents our 43rd destination. In August 2003, we announced that we intend to commence service to Ronald Reagan Washington National Airport in Washington, D.C. beginning in October 2003, and to San Francisco beginning in November 2003. The Reagan Washington National and San Francisco services will represent our 44th and 45th destinations, respectively.

We are one of only a few domestic airlines to report profitable operations for the year ended December 31, 2002 and for the first half of 2003. We believe we have created a successful business model by targeting price-sensitive business and leisure travelers. We offer quality service at affordable fares. Our service is intended not only to satisfy the transportation needs of our target customers, but also to provide customers with a travel experience worth repeating. We believe the success of this strategy is evidenced by the 9.7 million revenue passengers we carried in the year ended December 31, 2002, a 17% increase from the 8.3 million revenue passengers we carried in the prior year. Additionally, in the first six months of 2003, we carried approximately 5.5 million passengers, an increase of approximately 17% from the first six months of 2002. With this traffic and revenue base our operating margins rank among the highest, and our cost structure among the lowest, in the domestic airline industry.

We have undertaken a number of key initiatives to strengthen our competitive position, including a fleet renewal plan. We are in the final stages of replacing and upgrading our aircraft fleet through the acquisition of 73 B717s, 64 of which we operated as of June 30, 2003, with up to an additional 23 to be delivered through 2005. We were the launch customer for the B717, which was designed specifically for efficient short-haul service and we consider it to be among the most modern, innovative, comfortable and environmentally friendly commercial aircraft available today. In addition, in July 2003 we agreed to acquire by lease and/or purchase 50 new Boeing 737-700 and/or – 800 series aircraft (“B737”) and an additional 10 B717s, plus we obtained options and purchase rights for 50 additional B737s and up to four additional B717s. See “Recent Developments.” Concurrently, we are retiring the last of our fleet of DC-9 aircraft in 2003. We believe completing the conversion of DC-9s to the B717 and adding the 50 new B737s will continue to enhance our overall image and improve our operating performance.

Our principal executive offices are located at 9955 AirTran Boulevard, Orlando, Florida 32827, and our telephone number is (407) 251-5600. Our official website address is www.airtran.com. Our audit committee charter, code of conduct and ethics, and filings with the U.S. Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, are accessible free of charge at www.airtran.com. Any waiver of the terms of our code of conduct and ethics for the chief executive officer, the chief financial officer, any accounting officer and all other officers will be disclosed on our website. During 2002, we posted in a timely manner all Exchange Act reports required to be filed during the period.

The reference to our website does not constitute incorporation by reference of the information contained at the site.

Business Strategy

Continue Affordable Pricing and Other Programs to Generate Additional Customer Traffic.    We have maintained our competitive position by providing affordable fares that appeal to price-sensitive travelers with a quality product offering. Beginning with our award-winning, user-friendly website, airtran.com, that includes

Internet check-in and an easily understood fare structure, to an affordable business class, we have created a product with broad appeal that we believe has significantly increased repeat passengers. We intend to continue this successful strategy, which is made possible by our comparatively low cost structure, to stimulate new demand for air travel and to expand our network. We intend to further emphasize our affordable-fare product with, among other things, Internet marketing and innovative pricing and customer loyalty initiatives such as business class cabins, advanced seat assignments and a frequent flyer program.

Fleet Renewal Program.    In September 1999, we took delivery of our first B717 as part of a comprehensive plan to replace and upgrade our fleet of aircraft. We believe the B717 is ideally suited for the short-haul, high-frequency service that we operate. The operating efficiencies of the B717 enhances our already low cost structure. Despite having greater thrust, the new aircraft burns approximately 24% less fuel per hour than our DC-9 aircraft. We have contracted with Boeing for the acquisition of 73 B717 aircraft for delivery through December 2003, 64 of which had been delivered as of June 30, 2003. We have lease-financing commitments in place to accept delivery during 2003 of the remaining nine B717 aircraft on firm order. At June 30, 2003, we had remaining purchase options for the acquisition of six additional B717 aircraft. In July 2003, we agreed to acquire 10 additional B717s with conditional options for up to an additional four B717s. As part of this transaction, our remaining six purchase options for B717 aircraft outstanding at June 30, 2003 were cancelled.

In addition, in July 2003 we agreed to acquire 50 new B737s which we believe will allow us to compete more vigorously in the longer-haul and transcontinental U.S. market. The technological advancements in the 700 and 800 series of the B737 should allow us to save on fuel costs, extend our range and achieve low engine maintenance costs. See “Recent Developments.”

Growing Atlanta Hub to Selectively Expand Route Structure.    As the second largest carrier at Hartsfield Atlanta International Airport, we have a strong presence in Atlanta. The city’s large traffic base and geographic position provide a strong hub from which we plan to selectively expand our route network. Our western expansion to Denver, Los Angeles and Las Vegas increased our route network to 43 cities as of June 2003. Commencing in October and November 2003, we will begin service to Reagan Washington National and San Francisco, respectively, representing our 44th and 45th destinations.

We believe there are numerous markets in the United States that are underserved by major airlines or that present opportunities for an affordable-fare airline. As a result, we intend to selectively add to our route structure from Atlanta by increasing the number of flights to markets we currently serve and by adding new cities and markets. Expansion of our Atlanta hub allows us to build upon our existing infrastructure, which should reduce unit costs and contribute to improvement of our operating margins.

Diversification of Route Network.    Since 2000, we have expanded the scope of our route structure to increase flights at our Atlanta hub as well as the number of non-Atlanta flights. Since 2000, the number of our non-Atlanta flights has increased from approximately 10% to approximately 26% at year-end 2002. With our expansion at Baltimore/Washington International Airport, we initiated seven new non-stop routes. We believe the new service from Baltimore/Washington to airports already served from our Atlanta hub improves our cost efficiencies by better utilizing airport facilities and personnel in addition to creating new revenue sources. As market conditions permit, we intend to continue to grow both the Atlanta hub and Baltimore/Washington service. In addition, we may selectively add new “point-to-point” routes between cities other than Atlanta that we currently serve, and create additional focus cities similar to our operations at Baltimore/Washington.

Increase Sales Booked Directly Through Our Website.    We employ the Internet as an integral portion of our marketing strategy by attempting to increase bookings through our website. Sales booked directly on airtran.com represent our most cost-effective form of distribution. In addition to being user-friendly and simple, our website is designed to sell tickets efficiently. We recently enhanced the functionality of our website to allow passengers to select their seat, check-in and print their own boarding pass for our flights. As a result, we have experienced growth in our Internet bookings, which generated approximately 50% of our total passenger revenue for the quarter ended June 30, 2003.

AirTran JetConnectTM.    In order to increase frequency in certain short haul markets from our Atlanta hub and to better match capacity with demand in these markets, we have entered into an agreement with Air Wisconsin Airlines Corporation (“AWAC”) and initiated Regional Jet Service under the brand name AirTran JetConnect™. AWAC has a strong reputation as a carrier providing quality service. We believe AWAC’s fleet of new Bombardier CRJ aircraft combined with our operational efficiencies and low overhead results in one of the lowest cost regional airline operations in the industry and should enhance our growth going forward.

Public-Private Partnerships.    In order to mitigate the risk of expansion into certain new markets, we have entered into agreements with communities in those markets that provide various incentives designed to lower our operating costs and, in some cases, ensure a guaranteed amount of revenue. These partnerships allow us to enter markets that we believe have long-term potential and allow the communities to gain the economic benefits associated with low fare competition. We have partnership agreements with Akron/Canton, OH, Grand Bahama Island, Bahamas, Gulfport/Biloxi, MS, Newport-News/Williamsburg, VA, Pensacola and Tallahassee, FL, and Wichita, KS. We are continuing to evaluate other potential new market proposals as well.

Competitive Strengths

Low Cost Structure.    Our cost structure ranks among the lowest in the domestic airline industry, in terms of cost per available seat mile, allowing us to be profitable with our affordable-fare pricing strategy. Our relatively low operating costs are made possible through our company-wide emphasis on cost controls including what we believe to be our lower labor costs, lower distribution costs and the higher productivity of our workgroups. We expect further cost reductions to result from our conversion to a fleet of aircraft consisting of B717s and B737s. The B717 has significantly lower operating costs than the DC-9, particularly its 24% improvement in fuel efficiency. As of June 30, 2003, more than 90% of our operating fleet was comprised of B717s (64 of 71 operating aircraft). By the end of 2003, we expect our entire fleet will consist of B717s and we intend to begin incorporating the B737s into our fleet in the summer of 2004.

Attractive Atlanta Hub and Route Network.    We operate 22 gates from a single concourse under long-term leases at Hartsfield Atlanta International Airport, the world’s busiest airport, and have use agreements for four additional gates on an adjacent concourse. We are the second-largest airline in Atlanta in terms of the number of departures and seats offered.

Diversified Traffic Base.    In serving both the leisure and business traveler, we continue to see strong demand for business travel. Business travelers are a substantial portion of our passenger base, accounting for approximately 42% of our total revenue in 2002 and 43% for the first six months of 2003. Over the past two years we have also diversified our network, increasing operations at Baltimore/Washington International Airport as well as a number of new direct routes from Florida. As of June 30, 2003, as a percentage of total operations, Atlanta represented approximately 76% of our network, down from more than 90% at the end of 2001. This diversification provides a number of marketing and cost synergies, and helps to reduce the volatility of our revenues by reducing exposure to factors that may impact specific portions of our business.

Flexibility.    Over the past two years we have consistently demonstrated our ability to adjust to changes in the economy, market conditions and competitive environment. We responded quickly to the terrorist attacks on the United States that occurred on September 11, 2001 by reducing capacity by approximately 20%. Working with our labor groups, we reached agreement on a variety of cost reduction measures, including both pay and work rule changes, which reduced our costs consistent with capacity and allowed us to avoid furloughs. By retaining our workforce we were able more quickly to respond to new market opportunities. As a result, we were able to expand service to Tallahassee, FL, Baltimore/Washington, MD, Rochester, NY, and Wichita, KS, in the post-September 11 period. We continue to expand based on perceived market opportunities and have added new nonstop service in many Florida markets to cities in our existing network, such as Orlando, FL, to Akron/Canton, OH, and Flint, MI, and introduced new service in Kansas City, MO, Milwaukee, WI, and West Palm Beach, FL.

In addition, we have commenced a westward expansion of our route network with new service from Atlanta to Denver, Los Angeles, Las Vegas and, beginning in November 2003, San Francisco.

Competition

The airline industry is highly competitive. Airlines compete on the basis of markets served, price, schedule (frequency and flight times), quality of service, amenities, frequent flyer programs and other services. We compete with other airlines primarily on the basis of price, which is made possible by our low cost structure relative to other airlines, and by focusing on selected markets in the eastern United States. We may face greater competition from existing or new carriers in the future that could result in a negative impact to our business and operating results.

Competitors with greater financial resources than ours may price their fares at or below our fares or increase their service. This competition could prevent us from attaining a share of the passenger traffic necessary to sustain profitable operations. Our ability to meet price competition depends on our ability to operate at costs equal to or lower than our competitors or potential competitors.

Despite the intense competition in the airline industry, we believe that one of our competitive strengths is our operation of 22 contiguous gates on a single concourse at Hartsfield Atlanta International Airport as well as additional gates on an adjacent concourse. Atlanta’s central location in the southeastern United States favorably positions the airport to provide connecting traffic to major population centers. We are the second-largest airline in Atlanta in terms of the number of departures and seats offered and we consider our position in this major hub to be a significant competitive advantage. Our growing presence and brand in Baltimore/Washington, Philadelphia and a number of Florida markets compliments the strength of our Atlanta network.

Fares, Route System and Scheduling

The markets we serve are located predominantly in the eastern United States. These markets are attractive to us due to the concentration of major population centers within relatively short distances from Atlanta, Baltimore/Washington and Florida, historically high airfares and the potential for attracting a significant number of business and leisure customers.

As of June 30, 2003, we served 43 cities from Atlanta, including Denver, Los Angeles and Las Vegas as part of our western expansion, and eight from Baltimore/Washington. Our schedules are designed to provide convenient service and connections for our business and leisure travelers and to facilitate connections for our passengers traveling through our hubs and focus cities. Our network strength in Atlanta provides a strong base of local and connecting traffic as we expand the hub and increase the range and scope of the markets we serve.

We offer an easily understood fare structure with a variety of fares at differing advance purchases of 14 days, seven days, three days and “walk-up” fares. We manage the availability of seats, at each fare level, by day of week and by flight to maximize revenue on peak-travel days. All of our fares are one-way and most are nonrefundable, but can be changed prior to departure with a service charge. Our fares never require a round trip purchase or a minimum stay (e.g., Saturday night stay). Our fare offerings are in direct contrast to prevalent pricing policies in the industry where there are typically many different price offerings and restrictions for seats on any one flight. We have established interline ticketing and baggage agreements with Delta Air Lines, United Airlines, U.S. Airways, American Trans Air, Frontier Airlines, Midwest Airlines, Icelandair and British Airways which we believe can increase revenue opportunities for us and assist with accommodating passengers during irregular operations.

In the future, we may add additional service between cities already served by us or may add service to new markets. Alternatively, we may terminate unprofitable routes. Our selection of markets depends on a number of factors existing at the time service to such market is being considered. In our city selection process, we consider the market demographics, the support offered by the airport communities to be served, the ability to stimulate air travel and competitive factors. Consequently, there can be no assurance that we will continue to provide service to all of the markets we currently serve or that we will not provide service to any other particular market.

Distribution, Marketing and e-Commerce

Our marketing efforts are vital to our success as we seek to position our product to stimulate new customer demand. We focus on the price-sensitive business and leisure travelers. These are the market segments in which the consumers seek value and in which we believe we offer the greatest opportunity for capturing new passengers and stimulating new demand.

The primary objectives of our marketing activities are to develop an innovative brand identity that is visibly unique and easily contrasted with our competitors. We communicate regularly and frequently with existing and potential customers through the use of advertisements in newspapers, radio, television, billboards, direct mail, e-mail, movie theaters and the Internet, as well as public relations efforts. These communications feature our destinations, quality of product, such as business class and assigned seating, everyday affordable fares and special sales promotions.

We distribute our product via the Internet, through travel agencies booking via global distribution systems (“GDS”), in addition to our own reservation call centers. The Internet is an evolving distribution channel that we believe is changing the way customers select airfares and the airlines they choose to fly. During 2002, the Internet was our largest distribution channel representing approximately 56% of our total bookings. Our Internet sales reflect both bookings made directly through airtran.com (approximately 44% of bookings), as well as sales transacted on third-party websites such as Expedia and Travelocity. Traditional travel agencies represented approximately 19% of our bookings while our own reservation call centers handled more than 25% of our bookings for 2002. During the second quarter of 2002, we revised our commission structure to eliminate the standard 5% commission for travel agencies. We continue to offer a 5% commission for sales transacted through the travel agent section of our website.

Our website is a leader in the field of airline electronic commerce. Travel Agent magazine ranked our website an “A” for the user friendliness of our online booking engine. During 2002, we enhanced the functionality of the website to allow passengers to select their seat, check-in and print their own boarding passes, in addition to the ability to directly book hotel accommodations. As we continue to enhance our website in 2003 we expect this channel to represent a greater percentage of our distribution mix.

We offer our customers an affordable business class product. The business class cabin is configured with 2 by 2 oversized seats with more leg and seat room than the typical coach cabin. Targeted to the business flier, our business class is currently available for $35 over the full coach fare on a confirmed basis or $35 over certain of our other fares on a walk-up, standby basis. Members of our A2B Corporate program receive complimentary business class upgrades when purchasing certain fares.

In contrast to most other low-cost airlines, we offer our customers the ability to select seats in advance. Full fare passengers and members of our A2B Corporate travel program, who tend to purchase tickets at the last minute, are allowed to reserve seats at the time of purchase. All other customers may reserve seats at the time they check-in, either at the airport or online at airtran.com.

We also offer a self-administered frequent flier program known as “A-Plus Rewards.” Our customers may earn either free roundtrip travel or business class upgrades on AirTran Airways, or under certain circumstances, free travel on other airlines. A-Plus Rewards credits can also be earned for purchases made with an AirTran Airways A-Plus Visa card. During the first half of 2003, we automated the A-Plus Rewards program and consequently have seen an increase in the number of current and new customers who actively participate in our loyalty program.

In the first quarter of 2003, we launched AirTran Airways Vacations, an online travel planning product in partnership with Expedia, Inc. The partnership provides airtran.com customers with a full range of vacation packages including AirTran Airways’ flights, Hertz rental cars and access to more than 40,000 fine hotels, including specially negotiated rates at over 7,000 properties. In addition, customers may book restaurant reservations and tickets to events and attractions.

In the fourth quarter of 2002, we introduced the AirTran Airways A-Plus Visa card that allows passengers to accumulate points toward free travel in our A-Plus frequent traveler program.

We perform marketing, promotional and media relations in-house. An outside firm assists us in handling advertising and public relations.

Air travel in our markets tends to be seasonal, with the highest levels occurring during the winter months to Florida and the summer months to the northeastern United States. Advertising and promotional expenses may be greater in lower traffic periods, as well as when entering a new market, in an attempt to stimulate air travel.

Computer Reservations

We are a participant in the major travel agency GDSs, including Amadeus, Galileo, SABRE, SystemOne, and WorldSpan. These systems provide flight schedules, pricing information and allow travel agents to electronically process a flight reservation without contacting our reservations facility.

For direct reservations, either through our call centers or airtran.com, we provide our customers with a confirmation number, similar to the systems used by hotels and car rental agencies. At the airport this information is available for customer check-in, which helps to alleviate long lines and achieve a quicker turnaround of aircraft.

Employees

As of June 30, 2003, we employed approximately 5,520 employees comprising approximately 5,318 full-time equivalents.

Training, both initial and recurrent, is provided for all employee groups. The average training period for new employees is approximately one to three weeks, depending on classification. Both pilot training and mechanic training are provided by in-house training instructors and, at times, may be performed by external training organizations.

Federal Aviation Administration (“FAA”) regulations require pilots to be licensed commercial pilots, with specific ratings for the aircraft to be flown, and to be medically certified as physically fit. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency fitness training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must meet experience standards prescribed by FAA regulations. All management personnel attend management-training classes. All safety-sensitive employees are subject to pre-employment, random and post-accident drug testing.

We have employee groups that are represented by labor unions and are covered by collective bargaining agreements. The Railway Labor Act governs our relations with these labor organizations.

Our agreement with our dispatchers who are represented by the Transport Workers Union (“TWU”) was ratified in March 2000 and becomes amendable in October 2004. Our agreement with our pilots who are represented by the National Pilots Association (“NPA”) was ratified in August 2001 and becomes amendable April 2005.

We have four separate agreements with employee groups represented by the International Brotherhood of Teamsters (“IBT”). Our agreement with our maintenance technicians and inspectors was ratified in October 2000 and becomes amendable in October 2005. The agreement with our technical training instructors was ratified in March 2001 and becomes amendable in March 2006. The agreement with our stores clerks was ratified in June 2001 and becomes amendable in June 2006. Our agreement with our ground service equipment employees was effective October 2001 and becomes amendable in October 2006.

We have a collective bargaining agreement with our flight attendants who are represented by the Association of Flight Attendants (“AFA”). The AFA contract was ratified in October 1998 and became amendable October 2002. Although we recently reached a tentative agreement with the AFA on a new collective bargaining agreement, on July 23, 2003 we were informed by the AFA that its membership voted not to ratify the tentative agreement. As a result we are continuing our negotiations with the AFA.

We have employees who are not represented by labor unions. Our customer service, ramp and reservations agents are not represented. This employee group rejected unionization for the second time in January 2002. We are unable to predict whether any of our non-union employee groups will elect to be represented by a labor union or become covered by a collective bargaining agreement. The election of a bargaining representative could result in employee compensation and/or working condition demands that may impact operating performance and expenses.

Fuel

Aircraft fuel is a significant expenditure for us. Aircraft fuel accounted for 22.0% and 22.9% of our 2002 and 2001 operating expenses, excluding special items, respectively. Increases in fuel prices or a shortage of supply could have a material adverse effect on our operations and operating results. We rely on fixed-price agreements and a fuel cap agreement to partially protect against significant increases in aircraft fuel prices. Subject to market conditions, we may implement fare increases to offset increases in the price of fuel. There can be no assurance that any such fare increase will completely offset higher fuel costs or not adversely impact our competitive position. Despite the significant impact of this cost on our operating results, we have been able to achieve improvements in our operating margins through the addition of new, fuel-efficient B717 aircraft that consume approximately 24% less fuel than the aircraft they are replacing.

Maintenance, Repairs and Training

Our operating fleet currently consists of B717 and DC-9 aircraft. As of June 30, 2003, the weighted-average age of our B717 fleet was approximately 3 years. Our DC-9 aircraft generally incur higher maintenance costs than our newer B717 aircraft. However during 2003, we anticipate retiring all remaining DC-9 aircraft and replacing these aircraft with B717 aircraft. In addition, beginning in the summer of 2004, we expect to begin adding B737 aircraft to our fleet. See “Recent Developments.” We believe the long-term estimated cost of maintenance to fly our aircraft will be within industry norms. We are required to comply with new FAA regulations or Airworthiness Directives that may be promulgated in the future. There can be no assurance that our maintenance expenses (including costs to comply with aging aircraft requirements) will fall within industry norms.

Aircraft maintenance and repair consists of routine daily or “turn-around” maintenance and major overhaul. Routine daily maintenance is performed at Atlanta by our employees and by contractors at the other cities served by us. Heavy maintenance and other work that require hangar facilities are currently performed at outside maintenance contractors. Other routine daily maintenance contractors are provided by other airlines, which operate B717 or DC-9 aircraft or other maintenance companies approved by the FAA, both of which have employees qualified in B717 and/or DC-9 aircraft maintenance. We expect B717 maintenance costs will increase as aircraft come out of warranty, and as more scheduled maintenance becomes due.

Our maintenance technicians undergo extensive initial and ongoing training to ensure the safety of our aircraft. The FAA recently awarded us with the Air Maintenance Technical Diamond Certificate of Excellence for Maintenance Training, the FAA’s highest maintenance award. This marks the seventh consecutive year we have received this award for exceeding the required levels of safety training for our maintenance technicians.

Insurance

We carry customary levels of passenger liability insurance, aircraft insurance for aircraft loss or damage, war-risk insurance and other business insurance. We believe our insurance coverage in these areas is adequate. We are exposed to potential catastrophic losses that may be incurred in the event of an aircraft accident. Any such accident could involve not only repair or replacement of a damaged aircraft and its consequent temporary or permanent loss from service, but also significant potential claims of injured passengers and others. We currently maintain liability insurance in amounts and of the type consistent with industry practice. Although we currently believe our insurance coverage is adequate, there can be no assurance that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents. Substantial claims resulting from an accident in excess of related insurance coverage or not covered by our insurance could have a material adverse effect on us.

Airport Operations

Ground handling services typically can be placed in three categories—public contact, under-wing and complete ground handling. Public contact services involve meeting, greeting and serving our customers at the check-in counter, gate and baggage claim area. Under-wing ground handling services include, but are not limited to, marshaling the aircraft into and out of the gate, baggage and mail loading and unloading, as well as lavatory and water servicing, de-icing and certain other services. Complete ground handling consists of public contact and under-wing services combined.

We conduct complete handling services in 31 airports, including Atlanta. At other airports, the operations not conducted by our employees are contracted to other air carriers, ground handling companies or fixed base operators. We have employees at each of these cities to oversee our operations.

Government Regulations

The airline industry is highly competitive, primarily due to the effects of the Airline Deregulation Act of 1978, which has substantially eliminated government authority to regulate domestic routes and fares by the Civil Aeronautics Board. Deregulation has increased the ability of airlines to compete with respect to destination, flight frequencies and fares. Nevertheless, the airline industry remains highly regulated in other aspects, as more fully described below.

DOT Oversight

Although the Airline Deregulation Act of 1978 abolished regulation of domestic routes and fares, the United States Department of Transportation (“DOT”) retains the authority to alter or amend any airline’s certificate or to revoke such certificate for intentional failure to comply with the terms and conditions of the certificate. In addition, the DOT has jurisdiction over international tariffs and pricing, international routes, computer reservation systems, and economic and consumer protection matters such as advertising, denied boarding compensation, smoking and codeshare arrangements and has the authority to impose civil penalties for violation of the United States Transportation Code or DOT regulations.

Aircraft Maintenance and Operations

We are subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations, including equipment, dispatch, communications, training, flight personnel and other matters affecting air safety. The FAA has the authority to issue new or additional regulations. To ensure compliance with its regulations, the FAA conducts regular safety audits and requires all airlines to obtain operating, airworthiness and other certificates, which are subject to suspension or revocation for cause.

We cannot predict the cost of compliance with all present and future rules and regulations and the effect of such compliance on our business, particularly our expansion plans and aircraft acquisition program.

Federal Aviation Taxes and Passenger Facility Charges

In 1997, a law was enacted imposing new aviation ticket taxes as part of larger tax legislation designed to balance the nation’s budget, provide targeted tax relief and fund air traffic control, other FAA programs and airport development. As enacted, these new taxes will be imposed through September 30, 2007. Currently, the federal excise tax on tickets is 7.5% of the base fare, with a segment fee of $3.00 per passenger enplanement. Additionally, in conjunction with the Transportation Security Administration taking responsibility for airport security on February 18, 2002, there is a new security tax of $2.50 per enplaned passenger, up to $5.00 each way.

During 1990, Congress enacted legislation to permit airport authorities, with prior approval from the DOT, to impose passenger facility charges as a means of funding local airport projects. These charges, which are intended to be collected by the airlines from their passengers, range from $3.00 to $4.50 per enplanement and up to $18 per round trip. The Emergency Wartime Supplemental Appropriations Act, 2003, which was enacted on April 16, 2003, discontinued the imposition of these fees for a period beginning June 1, 2003 and ending on September 30, 2003.

Federal Emergency Wartime Supplemental Appropriations Act, 2003

On April 16, 2003, Congress approved and the President signed into law the Emergency Wartime Supplemental Appropriations Act, 2003 which provided, among other things, for certain financial relief to the United States airline industry including (i) $100 million to compensate U.S. air carriers for certain costs associated with strengthening flight deck doors and locks on aircraft and (ii) approximately $2.3 billion to be remitted to U.S. air carriers in the proportional share each such carrier has paid or collected in passenger security and air carrier security fees to the U.S. Transportation Security Administration (“TSA”). We estimate that our expenses associated with amounts referred to in clause (i) above have been approximately $1.2 million (net of a $0.9 million reimbursement received from FAA) and the amount we have paid to the TSA to have been approximately $32.3 million. Such legislation also discontinued the imposition of air carrier security fees for the period beginning June 1, 2003 and ending September 30, 2003 and continued currently existing government provided war risk coverage. The Emergency Wartime Supplemental Appropriations Act, 2003 included a number of conditions to airlines being eligible for participation in the authorized funding and benefits of the legislation. We intend to comply with the applicable conditions to obtain any funding for which we may be eligible. During the second quarter of 2003, we received $38.1 million, our proportional share of the funds from the Wartime Act.

Fuel Tax

In August 1993, the federal government increased taxes on fuel, including aircraft fuel, by 4.3 cents per gallon. We paid approximately $9.3 million in fuel taxes in the first six months of 2003.

Additional Security and Safety Measures

In 1996 and 1997, the President’s Commission on Aviation Safety and Security issued recommendations and the U.S. Congress and the FAA adopted increased safety and security measures designed to increase airline passenger safety and security and protect against terrorist acts. Such measures have resulted in additional operating costs to the airline industry. Examples of increased safety and security measures include the introduction of a domestic passenger manifest requirement, increased passenger profiling, enhanced pre-board screening of passengers and carry-on baggage, positive bag match for profile selections, continuous physical bag search at checkpoints, additional airport security personnel, expanded criminal background checks for selected airport employees, significantly expanded use of bomb sniffing dogs, certification of screening companies, aggressive testing of existing security systems, expansion of aging aircraft inspections to include nonstructural components, development of a new systems approach for air carriers and the FAA to monitor and improve safety oversight and installation of new ground proximity warning systems on all commercial aircraft. We cannot forecast what additional security and safety requirements may be imposed in the future or the costs or revenue impact that would be associated with complying with such requirements.

The Emergency Wartime Supplemental Appropriations Act, 2003, provides for approximately $2.3 billion to be remitted to U.S. air carriers in the proportional share that each carrier has paid or collected in passenger security and air carrier security fees to the U.S. Transportation Security Administration.

Miscellaneous

All air carriers are subject to certain provisions of the Communications Act of 1934, as amended, because of their extensive use of radio and other communication facilities, and are required to obtain an aeronautical radio license from the Federal Communications Commission (“FCC”). To the extent we are subject to FCC requirements, we have taken and will continue to take all necessary steps to comply with those requirements.

Our operations may become subject to additional federal regulatory requirements in the future. Our labor relations are covered under Title II of the Railway Labor Act of 1926, as amended, and are subject to the jurisdiction of the National Mediation Board. During a period of past fuel scarcity, air carrier access to jet fuel was subject to allocation regulations promulgated by the Department of Energy. We are also subject to state and local laws and regulations at locations where we operate and the regulations of various local authorities that operate the airports we serve.

All international service is subject to the regulatory requirements of the appropriate authorities of the other country involved. We currently operate scheduled international service to Grand Bahama Island. To the extent we seek to provide additional international air transportation in the future, we will be required to obtain necessary authority from the DOT.

Environmental Regulations

The Airport Noise and Capacity Act of 1990 (“ANCA”) generally recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. The ANCA generally requires FAA approval of local noise restrictions on Stage 3 aircraft first effective after October 1990. While we have had sufficient scheduling flexibility to accommodate local noise restrictions imposed to date, our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread.

The Environmental Protection Agency (“EPA”) also regulates air carrier operations. These regulations relate to environmental and safety matters, such as emissions into the air, wastewater and handling and disposal of hazardous materials. We are not aware of any costs relating to compliance with such regulations that would have a material adverse impact on our financial condition, liquidity or results of operations.

MANAGEMENT

The following table contains the name, age and position with our company of each of our executive officers and directors. Their respective backgrounds are described in the text following the table.

	Age	Position
Joseph B. Leonard	60	Chairman of the Board, Chief Executive Officer and Director (since 1999)
Robert L. Fornaro	50	President, Chief Operating Officer and Director (since 2001)
Stanley J. Gadek	51	Senior Vice President—Finance and Chief Financial Officer
Stephen J. Kolski	62	Senior Vice President—Operations of AirTran Airways
Richard P. Magurno	59	Senior Vice President—General Counsel and Secretary
Alfred J. Smith, III	51	Senior Vice President—Customer Service of AirTran Airways
J. Veronica Biggins	56	Director (since 2001)
Don L. Chapman	63	Director (since 1994)
Jere A. Drummond	63	Director (since 2002)
John F. Fiedler	64	Director (since 2003)
Lewis H. Jordan	58	Director (since 1993)
Robert L. Priddy	56	Director (since 1992)
William J. Usery, Jr.	79	Director (since 2000)

Executive Officers

Joseph B. Leonard joined us in January 1999 as our chairman of the board, president and chief executive officer, but relinquished his title of president in January 2001. Mr. Leonard continues to serve as our chairman of the board and chief executive officer. From 1993 to 1998, Mr. Leonard served in various executive capacities for AlliedSignal, Inc. and its Aerospace division, last serving as the president and chief executive officer of marketing, sales and service of AlliedSignal Aerospace and senior vice president of AlliedSignal, Inc. during 1998. From 1991 to 1993, Mr. Leonard served as executive vice president of Northwest Airlines. Prior to that, Mr. Leonard served in various executive positions for Eastern Airlines from 1984 to 1990, as assistant vice president, aircraft maintenance for American Airlines from 1982 to 1984 and in various maintenance and quality control positions for Northwest Airlines from 1969 to 1982. Mr. Leonard was elected to our board of directors pursuant to the terms of his employment agreement.

Robert L. Fornaro joined us in March 1999 as our president of our operating subsidiary and has also served as our president of our company since January 2001. Mr. Fornaro was designated as our chief operating officer in March 2001 and continues to serve in that capacity. Mr. Fornaro also served as our chief financial officer from June 1999 until August 2000. From February 1998 until March 1999, he served as a consultant in the airline industry. From 1992 to February 1998, Mr. Fornaro served as senior vice president—planning for U.S. Airways. Prior to that, he served as senior vice president—marketing planning at Northwest Airlines from 1988 to 1992.

Stanley J. Gadek joined us in July 2000 as our senior vice president—finance and chief financial officer. With more than 25 years in the airline industry, Mr. Gadek most recently served as acting chief financial officer of Atlas Air, which he joined in December 1997 as vice president and controller. Prior to Atlas, Mr. Gadek served as vice president and controller for Atlantic Coast Airlines from 1994 to 1997. Prior to joining Atlantic Coast, Mr. Gadek served as assistant controller for Continental Airlines. Mr. Gadek began his career in 1976 with Ernst & Young LLP.

Stephen J. Kolski has served as senior vice president—operations of our operating subsidiary since he joined us in March 1999. From 1995 until March 1999, he served as a consultant in the aerospace industry. From 1993 to 1995, he served as a director, president and chief operating officer of ATX, Inc. From 1990 to 1993, Mr. Kolski served as president and chief operating officer of Continental Express. From 1966 to 1990, Mr. Kolski held various management positions with responsibilities over flight operations, aircraft maintenance and collective bargaining negotiations for National Airlines (1966 to 1980), New York Air which he co-founded (1980 to 1987) and Eastern Airlines (1987 to 1990).

Richard P. Magurno joined us in August 2000 as senior vice president, general counsel and secretary. From 1998 until August 2000, Mr. Magurno operated a private aviation consulting practice. From 1994 until 1998, Mr. Magurno served as senior vice president and general counsel for Trans World Airlines. From 1989 until 1994, he served as a partner in the law firm of Lord, Day & Lord, Barrett Smith in New York. Mr. Magurno spent almost 20 years with Eastern Airlines, beginning in 1970 as a staff attorney, from 1980 to 1984 as vice president—legal and from 1984 to 1988 as senior vice president, general counsel and secretary.

Alfred J. Smith, III joined us in April 2002 as senior vice president—customer service of our operating subsidiary. Prior to joining us, Mr. Smith spent over nine years at Northwest Airlines as vice president of global operations for the cargo division as well as vice president of customer service for the Minneapolis/St. Paul hub. Prior to joining Northwest, Mr. Smith was director of customer service at Midway Airlines, responsible for airport operations, in-flight service and customer relations. Mr. Smith also previously held various management positions at Eastern Airlines.

Board of Directors

J. Veronica Biggins has served as senior partner of Heidrick & Struggles International, an executive search firm, since 1995. Ms. Biggins also serves as a director (since 1997) of Avnet Corporation, a distributor of semiconductors, components and computer products and as a director (since 1995) of NDC Health, a provider of electronic information products and services to the health care community. Ms. Biggins is a Class III Director whose term will expire in 2004.

Don L. Chapman is a Class I Director whose term will expire in 2006 and who has served on our board of directors since 1994. Mr. Chapman has served as president and chief executive officer of Tug Manufacturing Corporation, an investment and printing press company, since he acquired that company in 1977. From March 2000 until January 2001, Mr. Chapman also served as president and chief executive officer of Legacy Capital Investments. From December 1998 until March 2000, Mr. Chapman served as president of S&S Tug Manufacturing Company, a ground support equipment manufacturer which acquired that business from Tug Manufacturing Corporation. He served as chief executive officer of Opti World, Inc., an optical superstore chain, from 1983 (when he founded that company) until 1995. Mr. Chapman serves as a director of Rare Hospitality (since 1992) and National Service Industries (since 2002).

Jere A. Drummond was employed by BellSouth Corporation from 1962 until his retirement in December 2001. From January 2000 until December 2001, he served as vice chairman of BellSouth Corporation. From January 1998 until December 1999, he was president and chief executive officer of the BellSouth Communications Group. Prior to that, Mr. Drummond served as president and chief executive officer of BellSouth Telecommunications, Inc., BellSouth’s local telephone service unit and largest subsidiary. Mr. Drummond also serves on the boards of directors of Borg-Warner Automotive (since 1996), Centillium Communications (since 2000) and NuBridges, LLC (since 2002). Mr. Drummond is a Class II Director whose term will expire in 2005.

John F. Fiedler is a Class II Director whose term will expire in 2005. Mr. Fiedler has served as the chairman of the board of Borg Warner, an automotive component supplier, since 1994. He also served as chief executive officer of Borg Warner from 1994 until February 2003. Mr. Fiedler served in various capacities with Goodyear Tire & Rubber Company from 1964 until 1994, last serving as its executive vice president and president of its North American Tire division.

Robert L. Fornaro is a Class III Director whose term will expire in 2004. As an executive officer of our company, Mr. Fornaro’s background is described above.

Lewis H. Jordan is a Class I Director whose term will expire in 2006. Mr. Jordan is the owner and principal officer of Wingspread Enterprises, an investment and consulting firm which he founded in August 1997. Mr. Jordan served as our president and chief operating officer from June 1993 until November 1997. Until November 1996, Mr. Jordan also served as president and chief operating officer of our operating subsidiary. He served as president and chief operating officer and as a director of Continental Airlines from 1991 to 1993 and served as executive vice president of that company from 1986 to 1991. Mr. Jordan serves as a director of Rare Hospitality (since 1998).

Joseph B. Leonard is a Class I Director whose term will expire in 2006. As an executive officer of our company, Mr. Leonard’s background is described above.

Robert L. Priddy is an investor and owner of RMC Capital, LLC, an investment company which he founded in February 1998. Mr. Priddy was employed as our chairman of the board and chief executive officer from our inception until November 1997. He has served as a director of our company since he participated in its founding in 1992. Mr. Priddy also serves as a director of eB2B Commerce, a provider of electronic data transaction services (since January 2003), BServ, a banking services company (since 1995), and Microsulis, Ltd., a medical equipment company (since 2002). Mr. Priddy is a Class III Director whose term will expire in 2004.

William J. Usery, Jr. has served as president of Bill Usery Associates, Inc., a labor-management consulting firm, since 1978. Previously Mr. Usery has served in many labor-management positions with the federal government, including as Secretary of Labor under President Ford from 1976 to 1977, as national director of the Federal Mediation and Conciliation Service (“FMCS”) from 1973 to 1976 and as Assistant Secretary of Labor for Labor-Management Relations under President Nixon from 1969 to 1973. Mr. Usery is a Class II Director whose term will expire in 2005.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws.

General

Our authorized capital stock consists of

•	1,000,000,000 shares of common stock, par value $0.001 per share, and

•	5,000,000 shares of preferred stock, par value $0.01 per share.

As of September 18, 2003, 74,022,294 shares of our common stock and no shares of our preferred stock were issued and outstanding.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of our common stock are not entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of our preferred stock.

Dividends

Holders of our common stock will share in an equal amount per share in any dividend declared by our board of directors, subject to any preferential rights of any of our outstanding preferred stock.

Other Rights

On our liquidation, dissolution or winding up, after payment in full of any amounts we must pay to any creditors and any holders of our preferred stock, all of our common stockholders are entitled to share ratably in any assets available for distribution to our common stockholders.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock.

Preferred Stock

As of the date of this prospectus supplement, no shares of preferred stock are outstanding. Our board of directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, any adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of that series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and in meeting other corporate needs that might arise. Our authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including the sale or issuance of common stock equal to 20% or more of presently outstanding stock for less than the greater of book or market value. Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors may decide to issue those shares based on its judgment as to the best interests of our company and our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making an unsolicited and unwanted acquisition attempt through which that acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of that stock.

Staggered Board of Directors

We have a staggered board of directors, pursuant to which directors in one of three classes are elected every three years for three-year terms. A staggered board of directors may make it less desirable for a third party to acquire control of us as it may take more than one year for the third party to effect a change of control by replacing our board of directors.

Business Combination Statute

We are subject to Section 78.438 of the Nevada Revised Statutes which restricts certain business combinations between our company and an “interested stockholder” or its affiliates or associates for three years after the stockholder becomes an “interested stockholder.” An “interested stockholder” is, in general, a stockholder that owns 10% or more of a corporation’s outstanding voting stock. The restrictions do not apply if our board of directors approved the transaction that caused an interested stockholder to become an interested stockholder. Although we may elect to exclude our company from the restrictions imposed by Section 78.438 of the Nevada Revised Statutes, our articles of incorporation do not currently exclude us from those restrictions. The impact of being subject to this provision could discourage an unfriendly or unsolicited takeover attempt.

Articles of Incorporation and Bylaw Provisions

The summary set forth below describes certain provisions of our articles of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of our articles of incorporation and bylaws.

Some of the provisions of our articles of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 78.438 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest.

Stockholder Action by Written Consent; Special Meetings

Under the Nevada Revised Statutes and our articles of incorporation, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting if a written consent is signed by stockholders holding at least a majority or other proportion of the voting power necessary to authorize or take the action.

Our bylaws provide that special meetings of stockholders may be called at any time by either a majority of our board of directors or by stockholders holding not less than 25% of the voting power. Business transacted at all special meetings must be confined to the objects stated in the calling of the meeting. A written request to our President or Secretary will cause either of them to give notice to our stockholders entitled to vote at the special meeting within 30 days after delivery of the request. The request may fix the time of the meeting and the contents of the notice. The notice must specify the place, day, hour and purpose for calling the meeting and must be sent to stockholders not less than 10 days nor more than 60 days before the meeting, except where the meeting is for the purpose of approving a merger or consolidation agreement, in which case notice must be given not less than 20 days prior to the meeting.

Amendments

The Nevada Revised Statutes require that any amendment to the provisions of our articles of incorporation must be approved by the holders of at least a majority of the outstanding common stock. Our bylaws provide that our board of directors may amend our bylaws.

Listing

Our common stock trades on the New York Stock Exchange under the symbol “AAI.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, Brooklyn, New York.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Raymond James & Associates, Inc. and Blaylock & Partners, L.P. are acting as representatives, have severally agreed to purchase, and we have agreed to sell them the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Raymond James & Associates, Inc.
Blaylock & Partners, L.P.

Total	8,650,000

The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common stock offered by this prospectus supplement is subject to the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters propose initially to offer part of the common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $             a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $             a share to other underwriters or to certain dealers. After the initial offering of the common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 1,297,500 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $            , the total underwriters’ discounts and commissions would be $             and the total gross proceeds to us would be $            .

The underwriters have agreed to reimburse us for certain expenses incurred in connection with this offering.

The underwriting discounts and commissions will be determined by negotiations among us and the representatives and are a percentage of the offering price to the public. Among the factors to be considered in determining the discounts and commissions will be the size of the offering, the nature of the security to be offered and the discounts and commissions charged in comparable transactions. The estimated offering expenses payable to us, in addition to the underwriting discounts and commissions, are approximately $400,000, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

Each of us, our executive officers and directors has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock;

whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to, among other things:

•	the sale of common stock to the underwriters;

•	the issuance by us of common stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus supplement or with respect to awards under our stock option plans outstanding on the date of this prospectus supplement;

•	transactions by any person other than us relating to common stock or other securities acquired in open market transactions after the completion of this offering;

•	bona fide gifts of common stock or transfers (other than by us) to affiliates, provided that any such donee or affiliate agrees to be bound by the 90-day lock-up described above and subject to certain other conditions; or

•	sales of up to 300,000 shares in the ordinary course by one of our directors.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services for us in the ordinary course of business. Specifically, in May 2003 the representatives acted as initial purchasers in our private offering of our 7% Convertible Notes due 2023. The underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Smith, Gambrell & Russell, LLP, Atlanta, Georgia, will pass upon the validity of the common stock being offered hereby. Davis Polk & Wardwell, New York, New York will pass upon certain legal matters for the underwriters.

EXPERTS

The consolidated financial statements of AirTran Holdings, Inc. appearing in AirTran Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is listed on New York Stock Exchange under the symbol “AAI,” and our Securities and Exchange Commission filings can also be read at the following address:

New York Stock Exchange, 20 Broad Street, New York, New York 10005

Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus are part of a registration statement that we have filed with the SEC. This prospectus supplement and the accompanying prospectus do not include all of the information in the registration statement and provide you with a general description of the securities offered. The registration statement, including exhibits to the registration statement, provides additional information about us and our common stock. The registration statement can be read at the SEC web site or at the SEC Public Reference Room listed above.

We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus supplement, until all of the shares of our common stock to which this prospectus supplement relates have been sold. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus. Any statement in a document incorporated by reference into this prospectus supplement will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus supplement or (2) any other subsequently filed document that is incorporated by reference into this prospectus supplement modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2003, each as amended; and

•	Our Current Reports on Form 8-K dated January 28, 2003, April 23, 2003, May 1, 2003, May 2, 2003, May 7, 2003, June 10, 2003, June 24, 2003, July 1, 2003, July 2, 2003, July 24, 2003 and July 29, 2003.

You may request a copy of these filings, at no cost, by writing to or telephoning our Investor Relations Department at 9955 AirTran Boulevard, Orlando, Florida 32827, telephone number (407) 251-5600.

PROSPECTUS

AIRTRAN HOLDINGS, INC.

$300,000,000

COMMON STOCK

PREFERRED STOCK

DEBT SECURITIES

WARRANTS

Through this prospectus, we may periodically offer to sell, or selling security holders may periodically offer to resell:

•	shares of our common stock;

•	shares of our preferred stock;

•	our debt securities; or

•	warrants to purchase any of these securities.

The offering price of all securities issued under this prospectus may not exceed $300,000,000. We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities. You should read this prospectus and any prospectus supplement carefully before you invest in any of these securities.

Our common stock trades on the American Stock Exchange under the symbol “AAI.” We will list any shares of our common stock sold under this prospectus on the American Stock Exchange. If we decide to list or seek a quotation for any other securities, the prospectus supplement will disclose the exchange or market on which such securities will be listed or quoted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 31, 2001.

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement accompanying this prospectus and that we have referred you to. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of those documents.

Unless we specify otherwise, references in this prospectus to “AirTran,” “we,” “us” and “our” are to AirTran Holdings, Inc. and its subsidiaries.

	Page		Page
AirTran	1	Selling Security Holders	12
Use of Proceeds	1	Plan of Distribution	13
Ratio of Earnings to Fixed Charges	1	Legal Matters	14
Description of Capital Stock	2	Experts	14
Description of Debt Securities	5	Where You Can Find More Information	15
Description of Warrants	10	Forward-Looking Statements	15

i

AIRTRAN

We are the second-largest affordable-fare scheduled airline in the United States in terms of departures. We offer scheduled airline service serving short-haul markets, primarily from our hub in Atlanta, Georgia, the nation’s busiest airport. We currently operate 55 aircraft making over 300 flights per day serving 34 cities throughout the eastern United States.

Our principal executive offices are located at 9955 AirTran Boulevard, Orlando, Florida 32827, and our telephone number is (407) 251-5600. We maintain an Internet site at http://www.airtran.com. The reference to our web address does not constitute incorporation by reference of the information contained at the site.

USE OF PROCEEDS

Except as we may otherwise state in any prospectus supplement, we intend to use the net proceeds from the sale of the securities described in this prospectus for general corporate purposes, including the retirement of debt, additions to working capital and capital expenditures. We will not receive any proceeds from the sale of securities by selling security holders.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings before income taxes, plus fixed charges less interest capitalized during the period and plus amortization of interest amortized in prior periods. Fixed charges include interest costs, including interest capitalized during the period, and the estimated interest component of rent expense.

Years Ended December 31,					Three Months Ended March 31, 2001
1996	1997	1998	1999	2000
(1)	(1)	(1)	(1)	1.7	1.6

(1)	For the years ended December 31, 1996, 1997, 1998 and 1999, our earnings were insufficient to cover fixed charges by $67.1 million, $121.0 million, $44.1 million and $103.4 million, respectively.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is qualified in its entirety by reference to our articles of incorporation and bylaws and to any certificate of designations that we file with the Securities and Exchange Commission if we offer preferred stock under this prospectus. We have filed a copy of our articles of incorporation as an exhibit to the registration statement of which this prospectus is part.

General

Our authorized capital stock consists of

•	1,000,000,000 shares of common stock, par value $0.001 per share; and

•	5,000,000 shares of preferred stock, par value $0.01 per share.

As of March 1, 2001, 66,583,000 shares of our common stock and no shares of our preferred stock were issued and outstanding.

Common Stock

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of our common stock are not entitled to cumulate their votes in the election of directors.

Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes cast, subject to state law and any voting rights granted to any of the holders of our preferred stock.

Dividends

Holders of our common stock will share in an equal amount per share in any dividend declared by our board of directors, subject to any preferential rights of any of our outstanding preferred stock.

Other Rights

On our liquidation, dissolution or winding up, after payment in full of any amounts we must pay to any creditors and any holders of our preferred stock, all of our common stockholders are entitled to share ratably in any assets available for distribution to our common stockholders.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock.

Preferred Stock

As of the date of this prospectus, no shares of preferred stock are outstanding. Our board of directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

•	the designation of the series;

•	the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

•	whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

•	the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, any adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of shares of that series.

We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and in meeting other corporate needs that might arise. Our authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The American Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including the sale or issuance of common stock equal to 20% or more of presently outstanding stock for less than the greater of book or market value.

Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors may decide to issue those shares based on its judgment as to the best interests of our company and our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making an unsolicited and unwanted acquisition attempt through which that acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of that stock.

Business Combination Statute

We are subject to Section 78.438 of the Nevada Revised Statutes which restricts certain business combinations between our company and an “interested stockholder” or its affiliates or associates for three years after the stockholder becomes an “interested stockholder.” An “interested stockholder” is, in general, a stockholder that owns 10% or more of a corporation’s outstanding voting stock. The restrictions do not apply if our board of directors approved the transaction that caused an interested stockholder to become an interested stockholder. Although we may elect to exclude our company from the restrictions imposed by Section 78.438 of the Nevada Revised Statutes, our articles of incorporation do not currently exclude us from those restrictions. The impact of being subject to this provision could discourage an unfriendly or unsolicited takeover attempt.

Articles of Incorporation and Bylaw Provisions

The summary set forth below describes certain provisions of our articles of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of our articles of incorporation and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part.

Some of the provisions of our articles of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 78.438 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest.

Stockholder Action by Written Consent; Special Meetings

Under the NRS and our articles of incorporation, any action required or permitted to be taken at a meeting of our stockholders may be taken without a meeting if a written consent is signed by stockholders holding at least a majority or other proportion of the voting power necessary to authorize or take the action.

Our bylaws provide that special meetings of stockholders may be called at any time by either a majority of our board of directors or by stockholders holding not less than 25% of the voting power. Business transacted at all special meetings must be confined to the objects stated in the calling of the meeting. A written request to our President or Secretary will cause either of them to give notice to our stockholders entitled to vote at the special meeting within 30 days after delivery of the request. The request may fix the time of meeting and contents of the notice. The notice must specify the place, day, hour and purpose for calling the meeting and must be sent to stockholders not less than 10 days nor more than 60 days before the meeting, except where the meeting is for the purpose of approving a merger or consolidation agreement, in which case notice must be given not less than 20 days prior to the meeting.

Amendments

The NRS requires that any amendment to the provisions of our articles of incorporation must be approved by the holders of at least a majority of the outstanding common stock. Our bylaws provide that our board of directors may amend our bylaws.

Listing

Our common stock trades on the American Stock Exchange under the symbol “AAI.” We will list any shares of our common stock sold under this prospectus on the American Stock Exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is First Union National Bank, Charlotte, North Carolina.

DESCRIPTION OF DEBT SECURITIES

The following description summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. We will describe the particular terms of any debt securities that we offer and the extent to which the general provisions below will apply to those debt securities in a prospectus supplement relating to those debt securities.

We will issue these debt securities under an indenture. A trustee under the indenture will be named prior to the offering of any debt securities. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The debt securities will be subject to all those terms, and we refer the holders of the debt securities to the indenture and the Trust Indenture Act for a statement of those terms. Unless we otherwise indicate, capitalized terms have the meanings given them in the indenture. Unless we tell you otherwise in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

The applicable prospectus supplement will specify whether the debt securities we issue will be senior, senior subordinated or subordinated, including, if applicable, junior subordinated, debt. The debt securities may be convertible into shares of our preferred stock or common stock or other securities or may be issued as part of units of debt securities and other securities that we may offer under this prospectus. If we issue debt securities as part of units consisting of debt securities and other securities we may issue under this prospectus or in exchange for shares of our preferred stock, we will describe any applicable material federal income tax consequences to holders in the applicable prospectus supplement.

The following summary of various provisions of the indenture and the debt securities is qualified by reference to the indenture which has been filed as an exhibit to the registration statement of which this prospectus is a part.

General

The indenture will not limit the amount of additional indebtedness that we or any of our subsidiaries may incur, except as we may provide in the applicable prospectus supplement. The debt securities will be senior or subordinated obligations as described in the applicable prospectus supplement.

We will indicate in the applicable prospectus supplement the following terms of and information concerning any debt securities we issue and the extent those terms apply to those debt securities and have not been otherwise described:

•	the specific title, aggregate principal amount, denomination and form;

•	the date of maturity or the method by which that date may be determined or extended;

•	any interest rate or rates, whether fixed or floating or the method by which that rate or those rates will be determined;

•	the date from which interest will accrue or the method by which that date may be determined or reset, the dates on which that interest will be payable and the record date for any interest payable on the interest payment date and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

•	the place or places where the principal of and any premium and any interest on the debt securities will be payable, or where those debt securities may be surrendered for registration of transfer or exchange, if not the corporate trust office of the trustee for those debt securities;

•	the portion of the principal amount of debt securities of the series payable upon certain declarations of acceleration or the method by which that portion shall be determined;

•	the denominations and the currency, currencies, currency units or composite currencies in which the debt securities will be issuable;

•	the currency, currencies, currency units or composite currencies in which payments on the debt securities will be made, if not U.S. dollars;

•	whether the debt securities are senior debt securities or subordinated debt securities, and if subordinated debt securities, the terms of the subordination;

•	any redemption, repayment or sinking fund provisions, including the period or periods within which, the currency, currencies, currency units or composite currencies in which and the other terms and conditions upon which we may redeem the debt securities;

•	the ability of a holder of a debt security to renew or extend the maturity of all or any portion of a debt security;

•	whether the debt securities are convertible into or exchangeable for our common stock or preferred stock or other securities and the terms of the security into which they are convertible or exchangeable, the conversion price or exchange ratio, other terms related to conversion and exchange and any anti-dilution protections;

•	if the amount of payments of principal of or any premium or interest on any debt securities of the series may be determined by reference to an index, formula or other method, the index, formula or other method by which those amounts will be determined;

•	whether and by what method the debt securities of the series or certain covenants under the related indenture may be defeased and discharged by us;

•	whether the debt securities of the series shall be issued in whole or in part as book-entry securities;

•	whether additional debt securities of the series may be issued following the initial issuance of the debt securities of the series;

•	any applicable material federal income tax consequences; and

•	any other material specific terms of the debt securities, including any material additional events of default or covenants provided for and any material terms that may be required by or advisable under applicable laws or regulations.

Payment of Principal, Premium and Interest

Unless otherwise indicated in an applicable prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee, which will be provided in the applicable prospectus supplement. At our option, however, payment of interest may be made by:

•	wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

•	any similar manner that the holder may designate in writing to the trustee; or

•	check mailed to the address of the holder as it appears in the security register.

Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day.

Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

Original Issue Discount Securities

Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as “investment units.” Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to “investment units” will be described in the applicable prospectus supplement.

Book-Entry Debt Securities

The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the applicable prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Redemption

If and to the extent we provide in the applicable prospectus supplement, we will have the right to redeem the debt securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the applicable prospectus supplement.

Events of Default

The indenture defines an event of default for the debt securities of any series as:

•	failure to pay principal (or premium) on any debt security of that series when due (after a 30 day grace period);

•	failure to pay interest on any debt security of that series within 30 days of the date when due;

•	failure to deposit any sinking fund payment when due for that series;

•	failure to perform for 90 days after notice any of the other covenants in the indenture;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided for debt securities of that series.

The indenture provides that if any event of default affecting outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount, or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount of those debt securities as specified by their terms, of all debt securities of that series to be due and payable immediately. However, under certain circumstances the holders of a majority in principal amount of the outstanding debt securities of that series on behalf of the holders of all debt securities of that series may annul a declaration and waive past defaults, except, unless previously cured, a default in payment of principal of or any premium or any interest on the debt securities of that series and other specified defaults.

We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

The indenture contains a provision entitling the trustee, subject to its duty to act with the required standard of care during a default under any series of debt securities, to be indemnified by the holders of debt securities of that series before exercising any right or power under the indenture at the request of the holders of the debt securities of that series.

The indenture provides that no holder of debt securities of any series may institute proceedings, judicial or otherwise, to enforce the indenture except if the trustee fails to act for 60 days after it receives a written request to enforce the indenture by the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of that series and an offer of reasonable indemnity. This provision will not prevent any holder of debt securities from enforcing payment of the principal of and any premium and interest on those debt securities when due. The holders of a majority in aggregate principal amount of the debt securities of any series outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on it with respect to those debt securities. However, the trustee may refuse to follow any direction that it determines would be illegal or would conflict with the indenture or involve it in personal liability or which would unjustly prejudice holders of the debt securities of that series not joining the proceeding.

The indenture provides that the trustee will, within 90 days after a default occurs that affects the outstanding debt securities of any series, give to the holders of those debt securities notice of that default, unless that default has been cured or waived. Except in the case of a default in the payment of principal of, or any premium or interest on, any debt securities or payment of any sinking fund installment, the trustee will be protected in withholding of that notice if it determines in good faith that the withholding of that notice is in the interest of the holders of the debt securities of that series.

We will be required to file with the trustee annually an officers’ certificate as to the absence of certain defaults under the terms of the indenture.

Defeasance of Debt Securities or Selected Covenants

Defeasance and Discharge.    Unless we otherwise indicate in the applicable prospectus supplement, the debt securities of any series will provide that we will be discharged from all obligations under the debt securities of that series, except for obligations to register the transfer or exchange of debt securities of that series, to replace stolen, lost or mutilated debt securities of that series, to maintain paying agencies and to hold moneys for payment in trust, once we deposit with the trustee, in trust, money and/or U.S. government obligations, which through the payment of interest and principal, will provide a sufficient amount of money to pay and discharge the principal of and any premium and any interest on, and any mandatory sinking fund payments that apply to, the debt securities of that series on the stated maturity of those payments. This discharge may occur only if, among other things, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the IRS a ruling, or there has been a change in tax law, that would cause the discharge not to be deemed, or result in, a taxable event for the holders of the debt securities of that series.

Defeasance of Selected Covenants.    Unless we otherwise provide in the applicable prospectus supplement, the debt securities of any series will permit us not to comply with some restrictive covenants, including those relating to consolidation and merger in the indenture, if we satisfy certain conditions. We will be able to defease those covenants if, among other things:

•	we deposit with the trustee money and/or U.S. government obligations, which, through the payment of interest and principal, will provide a sufficient amount of money to pay the principal of and any premium and any interest on, and any mandatory sinking fund payments applicable to, the debt securities of that series on the stated maturity of those payments; and

•	we deliver to the trustee an opinion of counsel stating that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes.

If we elect to defease the covenants of a series of debt securities and subsequently those debt securities are declared due and payable because an event of default has occurred, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on those debt securities at their stated maturity but may not be sufficient to pay amounts due on those debt securities at the time of the acceleration. However, we will remain liable for those payments.

We will state in the prospectus supplement for any particular series of debt securities if any defeasance provisions will apply to those debt securities.

Modification of the Indenture and Waiver of Covenants

The indenture permits us and the trustee, with the consent of the holders of at least a majority in principal amount of outstanding debt securities of each series affected, to execute supplemental indentures adding provisions to or changing or eliminating provisions of the indenture or modifying the rights of the holders of outstanding debt securities of that series, except that no supplemental indenture may, without the consent of the holder of each outstanding debt security affected:

•	change the stated maturity, or reduce the principal amount, any premium on or the rate of payment of any interest on, of any debt security of any series;

•	reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the prospectus supplement, interest on, any debt security, including in the case of an original issue discount security the amount payable upon acceleration of the maturity;

•	change the place or currency of payment of principal of, premium, if any, or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on any debt security on or at the stated maturity thereof, or in the case of redemption, on or after the redemption date; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

The indenture also allows us not to comply with certain covenants in the indenture upon waiver by the holders of a majority in principal amount of outstanding debt securities of the series affected.

Consolidation, Merger and Sale of Assets

The indenture allows us, without the consent of the holders of any of the outstanding debt securities, to consolidate with or merge into any other person or transfer or lease substantially all of our assets if:

•	the successor is a corporation organized under the laws of any domestic jurisdiction;

•	the successor corporation assumes our obligations on the debt securities and under the indenture; and

•	after giving effect to the transaction no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing.

Governing Law

Unless we otherwise specify in the applicable prospectus supplement, the indenture for the debt securities and the debt securities will be governed by New York law.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we or selling security holders may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants that may be offered under this prospectus, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement. If we indicate in the prospectus supplement, the terms of any warrants offered under that prospectus supplement may differ from the terms described below. Specific warrant agreements will contain additional important terms and provisions and will be incorporated by reference to the registration statement which includes this prospectus.

General

We may issue warrants for the purchase of common stock, preferred stock and/or debt securities in one or more series. We may issue warrants independently or together with common stock, preferred stock and/or debt securities, and the warrants may be attached to or separate from these securities.

We will evidence each series of warrants by warrant certificates that we will issue under a separate agreement. We may enter into the warrant agreement with a warrant agent and, if so, we will indicate the name and address of the warrant agent in the applicable prospectus supplement relating to a particular series of warrants.

We will describe in the applicable prospectus supplement the terms of the series of warrants, including:

•	the offering price and aggregate number of warrants offered;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each security or each principal amount of the security;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at, and currency in which, this principal amount of debt securities may be purchased upon exercise;

•	in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon the exercise of one warrant and the price at which these shares may be purchased upon exercise;

•	the effect of any merger, consolidation, sale or other disposition of our business on the warrant agreement and the warrants;

•	the terms of any rights to redeem or call the warrants;

•	any provisions for changes to or adjustments in the exercise price or number of securities issuable upon exercise of the warrants;

•	the dates on which the right to exercise the warrants will commence and expire;

•	the manner in which the warrant agreement and warrants may be modified;

•	federal income tax consequences of holding or exercising the warrants;

•	the terms of the securities issuable upon exercise of the warrants; and

•	any other specific terms, preferences, rights or limitations of or restrictions on the warrants.

Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including:

•	in the case of warrants to purchase debt securities, the right to receive payments of principal of, or premium, if any, or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants to purchase common stock or preferred stock, the right to receive dividends, if any, or, payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

Each warrant will entitle the holder to purchase the securities that we specify in the applicable prospectus supplement at the exercise price that we describe in the applicable prospectus supplement. Unless we otherwise specify in the applicable prospectus supplement, holders of the warrants may exercise the warrants at any time up to the expiration date we set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Holders of the warrants may exercise the warrants by delivering the warrant certificate representing the warrants to be exercised together with specified information, and paying the required amount to us or the warrant agent, as applicable, in immediately available funds, as provided in the applicable prospectus supplement. We will set forth on the reverse side of the warrant certificate and in the applicable prospectus supplement the information that the holder of the warrant will be required to deliver upon exercise.

Upon receipt of the required payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, then we will issue a new warrant certificate for the remaining amount of warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Enforceability of Rights By Holders of Warrants

Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, its warrants.

SELLING SECURITY HOLDERS

In addition to covering the offering of securities by us, this prospectus covers the offering for resale of securities by selling security holders. The applicable prospectus supplement will set forth, with respect to each selling security holder:

•	the name of the selling security holder;

•	the nature of any position, office or other material relationship which the security holder has had during the prior three years with us or any of our predecessors or affiliates;

•	the amount of securities held by the selling security holder of the class offered for resale;

•	the amount of securities to be offered for the selling security holder’s account; and

•	the amount and the percentage of the securities to be owned by the selling security holder after completion of the offering;

The selling security holders may include or consist of, from time to time, such underwriters and/or other persons with whom we may enter into standby arrangements from time to time as described under “Plan of Distribution.”

PLAN OF DISTRIBUTION

Distribution by AirTran

We may sell securities issuable under this prospectus to or through one or more underwriters or dealers and also may sell those securities directly to institutional investors or other purchasers, or through agents.

We may distribute the securities periodically in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

In connection with the sale of any securities under this prospectus, underwriters or agents may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of those securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any of those underwriters or agents will be identified, and any compensation received from us will be described, in the related prospectus supplement.

Under agreements that we may enter into, underwriters and agents who participate in the distribution of securities issuable under this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

If we so indicate in the related prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by some institutions to purchase securities from us under contracts providing for payment and delivery on a future date. Institutions with whom we would enter into those contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by us. The obligations of any purchaser under a contract will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and those other agents will not have any responsibility as to the validity or performance of those contracts.

If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of underwriters and some selling group members to bid for and purchase the securities. As an exception to these rules, underwriters may engage in some transactions that stabilize the price of the securities. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

If any underwriters create a short position in the securities in connection with any offering, that is, if they sell more securities than are set forth on the cover page of any prospectus supplement accompanying this prospectus, the underwriters may reduce that short position by purchasing securities in the open market.

Underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members that sold those securities as part of that offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid may also affect the price of the securities to the extent that it discourages resales of the securities.

Some of the underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of business.

The securities we sell under this prospectus may or may not be listed on a national securities exchange (other than our common stock, which is listed on the American Stock Exchange). We will list on the American Stock Exchange any shares of our common stock sold under a prospectus supplement to this prospectus. We can not assure you that there will be an active trading market for any of the securities sold under this prospectus.

Distribution by Selling Security Holders

Selling security holders may distribute securities from time to time in one or more transactions (which may involve block transactions) on the American Stock Exchange or otherwise. Selling security holders may sell securities at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling security holders may from time to time offer their securities through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling security holders and/or the purchasers of the securities for whom they act as agent. From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other transactions in our securities, or derivatives thereof, and may sell and deliver securities in connection therewith.

As of the date of this prospectus, we have engaged no underwriter, broker, dealer or agent in connection with any distribution of securities pursuant to this prospectus by any selling security holders. To the extent required, the amount of securities to be sold, the purchase price, the name of any applicable agent, broker, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in the applicable prospectus supplement. The aggregate net proceeds to the selling security holders from the sale of securities will be the sale price of those securities, less any commissions, if any, and other expenses of issuance and distribution not borne by us.

The selling security holders and any brokers, dealers, agents or underwriters that participate with the selling security holders in a distribution of securities may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any discounts, concessions and commissions received by such brokers, dealers, agents or underwriters and any profit on the resale of the securities purchased by them may be deemed to be underwriting discounts and commissions under the Securities Act.

The applicable prospectus supplement will set forth the extent to which we will have agreed to bear fees and expenses of the selling security holders in connection with the registration of the securities offered hereby by them. We may, if so indicated in the applicable prospectus supplement, agree to indemnify selling security holders against certain civil liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the securities issuable under this prospectus will be passed upon for us by Smith, Gambrell & Russell, LLP, Atlanta, Georgia.

EXPERTS

The consolidated financial statements and schedule appearing in our Annual Report on Form 10-K/A for the year ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities offered under this prospectus are sold. This prospectus is part of the registration statement we filed with the SEC.

1.	Annual Report on Form 10-K, including any amendments, for the year ended December 31, 2000.

2.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2001.

3.	Current Reports on Form 8-K filed January 23, 2001, March 14, 2001 and April 4, 2001.

You may request a copy of these filings, at no cost, by writing or telephoning us at 9955 AirTran Boulevard, Orlando, Florida 32827, telephone (407) 251-5600, Attention: Investor Relations.

FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “continue” or similar terminology. We can give no assurance that the expectations reflected in forward-looking statements will prove to have been correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors including those set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections incorporated by reference in this prospectus from our Annual Report on Form 10-K/A for the year ended December 31, 2000 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update publicly or revise any forward-looking statements unless these statements become materially false or misleading.